UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

BANCO SANTANDER (BRASIL) S.A.

Item

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2011 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
THE FINANCIAL STATEMENTS ON JUNE 30, 2011 AND 2010

Interim Financial Statements for the period ended June 30, 2011 prepared in accordance with accounting practices established by Brazilian Corporation Law.

SUMMARY		Pages

Management's Report		1
Independent Auditors' Report		12
Financial Statements
Balance Sheets		14
Statements of Income		18
Statements of Changes in Stockholders' Equity		19
Statements of Cash Flow		20
Stamentes of value Added		21
Notes to the Financial Statements
Note	1 . Operations	22
Note	2 . Presentation of Financial Statements	22
Note	3 . Significant Accounting Practices	22
Note	4 . Cash and Cash Equivalents	24
Note	5 . Interbank Investments	24
Note	6 . Securities and Derivative Financial Instruments	25
Note	7 . Interbank Accounts	34
Note	8 . Credit Portfolio and Allowance for Losses	34
Note	9 . Foreign Exchange Portfolio	36
Note	10 . Trading Account	36
Note	11 . Tax Credits	37
Note	12 . Other Receivables - Other	39
Note	13 . Other Assets	39
Note	14 . Foreign Branches	39
Note	15 . Investments in Affiliates and Subsidiaries	40
Note	16 . Property and Equipment	41
Note	17 . Intangibles	42
Note	18 . Money Market Funding and Borrowings and Onlendings	42
Note	19 . Tax and Social Security	44
Note	20 . Subordinated Debts	45
Note	21 . Other Payables - Other	45
Note	22 . Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	45
Note	23 . Stockholders’ Equity	47
Note	24 . Operational Ratios	48
Note	25 . Related-Party Transactions	49
Note	26 . Income from Services Rendered and Banking Fees	52
Note	27 . Personnel Expenses	52
Note	28 . Other Administrative Expenses	52
Note	29 . Tax Expenses	52
Note	30 . Other Operating Income	52
Note	31 . Other Operating Expenses	53
Note	32 . Nonoperating Result	53
Note	33 . Income Tax and Social Contribution	53
Note	34 . Employee Benefit Plans - Post-Employment Benefits	53
Note	35 . Risk Management Structure	57
Note	36 . Supplementary Information - Reconciliation of the Shareholders' Equity and Net Income of the Consolidated	59
Note	37 . Corporate Restructuring	60
Note	38 . Other Information	61
Summary of the Audit Committee Report		62

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Banco Santander (Brasil) S.A. and Controlled Companies
Managment Reports –June 30, 2011

We present herein the Management Reports and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander) related to the financial period ending June  30, 2011, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen, by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep) when applicable. These consolidated financial statements are available at the website http://www.santander.com.br/ri

The consolidated intermediate financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended June 30, 2011 were disclosed simultaneously, at the website http://www.santander.com.br/ri.The reconciliation of the Shareholders' Equity and Net Income of the Consolidated are presented in note 36.

·      Macroeconomic Environment

The Brazilian economy continues to grow, although at a slightly slower pace. In the first quarter of 2011, Brazil’s GDP grew 4.2% compared to the same period in 2010 but lower than the 5.0% recorded in the previous quarter. The results was determined by investments, which increased by 1.2% over 4Q10.

Inflation remains higher than the target established by the Bacen, but monthly statistics show that inflation dropped in May and June. The slowdown in the main consumer price index – IPCA - in the period was mainly due to food and transport prices. Up to May, the IPCA increased 6.6% in 12 months. Wholesale agricultural prices increased 1.1% in the first half of the year, falling sharply after increasing 5.5% in the first quarter. Industrial products went up 3% in the first half, reflecting the increase in international commodity prices, especially iron ore prices.

Until May, the trade balance was favorable, with a surplus of US$23.2 billion in 12 months. Exports continue to be driven both by an increase in volume and, largely, by the higher prices of certain commodities, fueled by the growth of the emerging economies. Imports reveal the continued strong domestic demand and a strong currency. The trajectory of the trade balance is in contrast to the continuously increasing deficit in service, by the remittance of profits and dividends. The result of current account transactions until May 2011, which include the goods and services accounts, was a negative US$51 billion in 12 months (2.3% of GDP), remaining practically stable since December 2010. This net foreign exchange outflow was sufficiently financed by the strong inflow of foreign investments, both direct (US$64 billion) and portfolio (US$59 billion), which helped maintain the exchange rate at R$1.56/US$ in June 2011.

Total credit in the financial system reached R$1.8 billion in May, posting a slightly higher growth of 1.6% month-on-month (1.3% in April) and increasing by 20.4% in relation to the same month of the previous year. With this result, the credit volume stood at 46.9% of the GDP in May – a record once again (46.6% of the GDP in April). Earmarked credit, especially from BNDES, remained the leading credit source, while mortgages continue to register strong growth, averaging 3.3% per month in 2011. Until May, the share of earmarked credit increased 25.2%, while non-earmarked credit went up 18%. Loans to individuals and companies registered similar year-on-year growth rates, of 18.4% and 17.7%, respectively.

Solid domestic demand and a healthy financial system remain fundamental for sustaining Brazil’s growth despite the uncertainties surrounding global economic recovery.

The  continuation of the positive fundamentals will play a key role in ensuring the sustainability of this economic growth cycle.

·      Performance

1. Net Income

Banco Santander concluded the exercise ended June 30, 2011 with net income of R$1,824 million, compared to R$2,016 million in exercise 2010, including amortization expense of goodwill of R$1,552 million and R$1,621 million in the respective exercises.

The result on loans and leasing operations grew 14.1%   in first half of 2011 compared to in 2010.

The allowance for loan losses, net of revenues with recoveries of credits charged-off in the period ended June 30, 2011 is R$4,692 million and R$3,959 million in the same period of 2010, the expense increased 18.5%.

 Administrative expenses excluding the effects of goodwill amortization increased 8.7% in first half  2011 compared to 2010, while other administrative expenses increased 4.5%,and personnel costs increased 10.3% both on-years. The evolution is a result of the effort to expand the network of branches and sales teams of the Small and Medium Entities (SME) segment.

2. Assets and Liabilities

Total consolidated assets reached R$424,656 million for the exercise ended June 30, 2011, compared to R$374,815 million for the period ended June 2010, a growth of 13.3% compared to period ended 2010. In June, 2011 total assets are represented primarily, R$175,837 million by the credit portfolio; R$104,642 million by the securities and derivative financial instruments, primarily by federal securities and R$22,896 million by interbank and June  2010, these amounts corresponded to R$150,837 million; R$92,762 million and R$20,447 million, respectively. Provisions for loan losses represented 6.1% of the loan portfolio in June 2011, compared to 6.0% in June 2010.

In the exercise ended June  30, 2011, Banco Santander has a total of R$947 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them till maturity.

Credit Portfolio

	Santander Consolidated			Var.%
In millions of Brazilian reais				jun-11 vs.	jun-11 vs.
	Jun/11	Dec/10	Jun/10	dec-10	jun-10
Corporate	87,888	84,199	77,485	4.4%	13.4%
Individuals	83,570	76,294	68,743	9.5%	21.6%
Payroll Loans	11,069	9,600	8,518	15.3%	29.9%
Credit Cards	11,707	10,760	8,869	8.8%	32.0%
Real Estate Loans	7,647	6,698	5,609	14.2%	36.3%
Financing and Vehicles Lease	26,759	26,149	25,025	2.3%	6.9%
Personal Credit/Other	26,388	23,087	20,722	14.3%	27.3%
Agricultural	4,379	4,886	4,609	-10.4%	-5.0%
Total	175,837	165,379	150,837	6.3%	16.6%

In the first half the credit portfolio reached R$175,837 million, an increase of 16.6% compared to June 2010.	In the exercise of 2011, the highlights were real estate loans, credit cards, and payroll loans, with a growth of 36.3%, 32.0%, and 29.9%, respectively.

Deposits

	Santander Consolidado			Var.%
In millions of Brazilian reais				jun-11 vs.	jun-11 vs.
	Jun/11	Dec/10	Jun/10	dec-10	jun-10

Demand Deposits	14,073	15,827	13,470	-11.1%	4.5%
Saving Deposits	30,299	30,303	26,721	0.0%	13.4%
Interbank Deposits	2,283	2,002	1,145	14.0%	99.4%
Time Deposits	75,022	68,914	60,781	8.9%	23.4%
Others Deposits	-	433	398	-100.0%	-100.0%
Total	121,677	117,479	102,515	3.6%	18.7%

Deposits totaled R$121,677 million at June30, 2011 an increase of 18.7% compared with June 2010.	In the exercise of 2011, the highlight was the growth of 23.4% of time deposits and 13.4% of savings deposits.

3. Shareholders’ Equity Banco Santander consolidated shareholders’ equity R$64,684 million in the exercise ended June 2011 compared to R$64,851 million in the December of 2010.

The evolution of shareholders’ equity  is due to income and the adjustment to fair value - securities and derivative financial instruments amounting to R$5 million, partially reduced by dividends and the interest on capital proposal of R$2 billion.

Dividends and Interest on Capital

	2011
	In Millions of Reais	Reais per thousands of Share/Units

		Common	Preferred	Units
Interest on capital	600	1.4366	1.5802	158.0216
Intermediate dividends	274	0.6556	0.7212	72.1211
Intercalary dividends	476	1.1401	1.2541	125.4059
Interest on capital	550	1.3168	1.4485	144.8532
Intercalary dividends	100	0.2394	0.2634	26.3369
Total Accumulated os of June 30, 2011	2,000

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 21.4%, less goodwill in minimum regulatory capital, as required by the international rule.

Banco Santander, according to Circular 3477/2009, quarterly disclose  information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website http://www.santander.com.br/ri

·      Recent Events

Launch of The Esso Santander Credit Card

Banco Santander announced to the market that, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A. Indústria e Comércio and holder of the right to use the Esso and Mobil brands in Brazil, launched the Esso Santander credit card in the first quarter of 2011 to leverage its credit card business through alliances.

Acquisition of Santander Spain’s Credit Portfolio

On February 21, 2011, Banco Santander Board of Directors approved the acquisition, through its Cayman branch, of Santander Spain’s credit portfolio, consisting of trade and export financing agreements with Brazilian clients or their overseas branches, up to the limit of US$1,085 million.

It was acquired in the first quarter of 2011 US$877 million regarding to contracts of this portfolio.

Sale of Santander Seguros

In continuity with the sale process  disclosed in february in a meeting held on July 13, 2011, the Board of Directors of Banco Santander approved the conclusion of the final documents of the sale of all shares issued by its wholly owned subsidiary, Santander Seguros SA ("Santander Seguros"), and indirectly Santander Brasil Seguros for Zurich America Insurance Santander, SL, a holding company based in Spain ("Holding"), initially owned by its controlling shareholder, Banco Santander, S.A. ("Santander Spain"), and Inversiones ZS America SPA, a company incorporated in Chile ("Transaction"), which were signed on July 14, 2011.

The transaction, estimated at the end of 2011, is subject to fulfillment of certain conditions precedent customary in similar transactions, including obtaining regulatory approvals of the relevant, especially the Superintendency of Private Insurance - (SUSEP).

The operation is placed in the context of the strategic partnership between foreign Santander Spain and Zurich Financial Services Ltd. ("Zurich"), involving the acquisition by the Holding of all property and casualty insurers and life and welfare of Santander Spain in Argentina , Brazil, Chile, Mexico and Uruguay. Once the operation and acquisition of other assets herein by Holding, Santander Spain Zurich to divest 51% of the capital stock of Holding.

Santander Seguros is primarily engaged in the exploration of the life insurance operations in any of its modalities, as well as annuity plans and private pension income is open and the controlling shareholder of Santander Brasil Seguros, whose main activity is the development of operations safe from harm in any of its modalities.

As part of the operation, the Bank will distribute insurance products exclusively over the next 25 years, through its branch network, with the exception of automobile insurance that are not included in the scope of exclusivity in the operation. As a result of these contracts, Banco Santander will receive a payment equivalent to the currently practiced.

The operation aims to promote and strengthen the activities of Banco Santander in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

It was not included in the scope of Operation Santander Capitalização S.A ("Santander Capitalização"), which remains under the control of Banco Santander, as well as insurance brokerage activities, carried out by Santander S.A Serviços Técnicos, Administrativos e de Corretagem de Seguros.

As a result of Operation Banco Santander will receive on the closing date, the price calculated from the amount of R$3,167 million based on an appraisal report independently, which is subject to certain adjustments, including reducing the split-off of Santander Capitalização, held at book value.

As the Santander Seguros is a subsidiary of Banco Santander, the object of purchase and sale will be subject to the preemptive rights of shareholders of Banco Santander, in accordance with Article 253 of Law 6.404/76.

Partial Spin-off of Santander Seguros with the parcel split to release Sancap Investimentos e Participações S.A.

In the context of the sale of Santander Seguros, the Extraordinary General Meeting held on 29 April 2011 approved the Partial Spin-off version of Santander Seguros with spun-off portion of its assets to a new company, formed in the act of the Partial Split, under the corporate name of Sancap Investimentos e Participações S.A. ("Sancap"). The spun-off assets to Sancap corresponds to the amount of R$511,774 and refers solely to the entire stake held by Santander Seguros the capital of Santander Capitalização.

The Sancap is in the process of the Partial Split-up is in process of approval in SUSEP.

Banco Madesant

Banco Santander announced to the market on May 25, 2011 that in line with the relevant fact published on 11 February 2010, the Banco Madesant - Sociedade Unipessoa S.A. ("Madesant"), a company affiliated with Banco Santander, S.A. (Spain) may offer to sell periodically up to 25,000,000 American Depositary Shares (ADSs) listed on the New York Stock Exchange, with each representing one Unit issued by Banco Santander.

•   Strategy

Banco Santander aspires to be the largest commercial bank in Brazil in generating value for shareholders, in addition to being the best bank in customer and employee satisfaction and recognition and attractiveness of your brand.

With significant scale to grow in Brazil, Banco Santander wants to be recognized by the relationship with its various stakeholders, both retail and wholesale. To that end, encourages sustainable business through a complete portfolio with products that meet the needs of different customer profiles of clients.

By placing sustainability at the core of its business model, Banco Santander investing in a relationship stronger, closer and long-term strategy with your public, being prepared to enter new markets, meet new demands, and track changes in the contemporary world.

The capital discipline, control and risk management, geographic diversification, cutting-edge technology that translates into greater efficiency and focus on retail are some of the pillars that support the strategy of Banco Santander and mark the difference of your Business Model.

The completion of the integration process has made the Banco Santander perform some changes in administrative structure and governance in order to expedite decision making and enable the Bank to keep the focus on faster growth and solid organization. In this regard, Banco Santander has held a number of actions aiming to increase turnover, such as Santander Adquirência, directed to the segment of small and medium enterprises, and partnerships that span multiple segments Cards, Real State Loans and Insurance.

·      Main Subsidiaries

As of June  30, 2011, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$52,625 million, a lease and other credits portfolio of R$7,910 million, and stockholders' equity of R$10,005 million. Net income for the period was R$366 million.

As of June 30, 2011, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré C.F.I.) reached R$24,829 million in total assets, R$18,981 million in credit operation and other credits portfolio and R$1,042 million of stockholder´s equity. Net income for the period was R$100 million.

As of June 30, 2011, Santander Seguros S.A. (Santander Seguros) reported total assets of R$23,583 million and stockholders' equity of R$1,973 million and technical reserve for insurance, pension plan and capitalization transactions of R$20,725. Net income for the period was R$211 million.

As of June  30, 2011, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$679 million and stockholders' equity of R$231 million. Net income for the year of 2010 was R$32 million.

As of June  30, 2011, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$223 million. The stockholders' equity of R$157 million, and net income for the period was R$40 million. The total amount under management reached R$113,167 million.

·      Rating Agencies

Banco Santander is rated by the main international agencies and the ratings assigned in the table below reflect its operating performance and the quality of its management. The table below presetns the risk ratings given by the three main global rating agencies:

·      Corporate Governance

In the second half of 2011, Banco Santander moved in their corporate governance practices. He began the year with the receipt of Escore GAMMA 7 (Governance, Accountability, Management Metrics and Analysis, assigned by Standard & Poor's Governance Services, on a scale ranging from 0 to 10. The report by Standard & Poor's points out that the procedures and practices general corporate governance of Banco Santander, as well as items that negatively affect the indicator Escore GAMMA is available at www.santander.com.br.

In the first quarter also were named as members of the Audit Committee for a further term of one year, Mrs. Maria Elena Figueira Cardoso, as coordinator and financial expert, and Mr. Celso Clemente Giacometti and Sergio Darcy da Silva Alves. In the second quarter of 2011, to complete the implementation of the Corporate Governance, Ethics and Sustainability Committee, it was install at the Board of Directors’ Meeting held on March 24, 2011, Banco Santander elected Mr. Fabio Colletti Barbosa as the Committee coordinator and Gilberto Mifano and José Luciano Duarte Penido as members.

Furthermore, with respect to the advisory committees to the Board of Directors, Mr. René Luiz Grande was elected to the Audit Committee, while the current members of the Appointments and Compensation Committee, Fabio Colletti Barbosa, Fernando Carneiro and Viviane Senna Lalli were elected for another term.

In the same period, the Market Risk Management Policy was approved. The Policy establishes the basic principles and rules for managing the market risk of the Company and of Banco Santander and other Santander Brasil conglomerate, in compliance with Resolution 3464 of June 26, 2007 issued by the CMN.

The  Code of Banco Santander Ethics was revised and the changes reflect the current structure of Banco Santander as a publicly-held company. The Code of Ethics is available in the Corporate Governance section of the Bank’s investor relations website http://www.santander.com.br/ri

Banco Santander		Long Term		Short Term
	Support 2	Ratings	Outlook	Ratings	Outlook
Fitch * Ratings	National Scale	AAA (BRA)	Stable	F1+ (BRA)	Stable
	Local Currency	A-	Stable	F2	Stable
	Foreign Currency	BBB+	Stable	F2	Stable
Standard & Poor's	National Scale	brAAA	Stable	brA-1	Stable
	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable
Moody's	National Scale	Aaa.br	Stable	Br-1	Stable
	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa2	Stable	P-2	Stable

Pursuant to the rules of Level 2 of the Commodities, Securities and Futures Exchange (BM&FBovespa), Banco Santander is committed to arbitration by the Market Arbitration Chamber, as per the Arbitration Clause in its Bylaws. The complete description of BMF&Bovespa's Level 2 corporate governance requirements is available at http://www.ri.santander.com.br in the ‘Corporate Governance’ section.

·      Risk Management

1. Corporate Governance of the Risk Function

The structure of Banco Santander´s risk committees is designed in accordance with the highest standards of management and based on a prudent attitude toward risk and knowledge of the customer:

·        To incorporate and adapt the bank´s risk culture to local requirements, in addition to risk management strategies and risk tolerance levels, all aligned with the group´s corporate standards.

·           Approve proposals limits and policies for clients or portfolios (retail and wholesale banking.

·           To deliberate on miscellaneous issues in connection with market risk.

·           To be aware of, assess and adhere to any periodical recommendations that come to be made by the regulatory requirements, as well as the observations from the Internal and Independent auditor and Audit Committee.

·           To guarantee the activities performed by Banco Santander are consistent with the risk tolerance level previously approved by the Santander Executive Committee and Board of Directors, and that the same are in line with their policies.

·        Authorize the use of management tools and local risk model and acknowledge the result in internal validation processes.

The risk function at Banco Santander is performed through an Executive Vice President of credit and market risks, which is independent from the business areas, and reports directly to the President of Banco Santander and and step with the Corporate Risk Management.

Further details of the structure, methodologies and risk management control systems are provided by the report, available on the website www.santander.com.br

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating agencies. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Bank and the different business units. To this end, capital management, RORAC (return on risk adjusted capital) and the creation of data values for each business unit are generated, analyzed and sent quarterly to the management committee. Santander Conglomerate uses a measurement model of economic capital in order to say it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

The role of Credit and Market Risk function is to develop policies and strategies for managing risk in accordance with the risk appetite set by the Executive Committee and delegated by the Board of Directors. In addition, is responsible for the monitoring and control systems used in the management of credit and market risks. These systems and processes are used in identifying, measuring, controlling the risk exposure on individual transactions or those grouped by similarity.

The risk management is segmented by specialization to attend the specific caracteristics of the clients, and its management is grouped between individual clients and groups of clients with similar characteristics.

4. Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility. Practices are used in market risk management that include measuring and monitoring of the  use of limits previously set by internal committees, the risk value of the portfolios, of the sensitivities to fluctuations in interest rates, foreign exchange exposure, the liquidity gaps, among others. This allows the monitoring of risks that may affect the positions of the bank portfolios in the various markets it serves.

Banco Santander operates according to global policies, within Banco Santander risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

·        Functional independence;

·           Executive capacity sustained by knowledge and proximity with the client;

·           Global and far-reaching of the function (different types of risk);

·           Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates;

·           Management and improvement of the equation risk/return; and

·           Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 520 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the local and global corporate  definitions.

5.  Social and environmental risk:

Risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

6.   Operational Risks, Internal Controls and Sarbanes-Oxley Law

Banco Santander´s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subordinate to different vice presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, are in accordance withthe determinations of, New Basel Accord - BIS II, and Sarbanes-Oxley requirements. Banco Santander also comply with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the management risk operational and technology and the internal control system, in order to ensure the fulfilment of defined objectives and goals, as well as the security and quality of the products and services provided.

In compliance with Bacen Circular 3.383/2008, the Board of Directors of Banco Santander have opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2010 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2011, and no material issues were identified.

For further details of the struture, methodology ans control system related to risk management is described in note 35 to the financial statements and report available at www.santander.com.br.

· People

For Banco Santander to be the country’s best and most efficient bank, its employees must be a part of it and work together in building its growth.

With the goal of being the best company to work for in the country’s financial segment, Banco Santander continuously invests to ensure that the human factor is effectively involved in all that happens inside and outside the Bank.

Banco Santander believes that a satisfied individual is a satisfied professional and hence invests and encourages more than 54 thousand professionals through a wide range of programs, of which the following are notable in 2011:

·           Engagement Program: aimed to create conditions to increase engagement, it involves year-long surveys, development of plans for Banco Santander and for individual areas, and an Engagement Committee to monitor the progress.

·           International Mobility Programs: global programs that stimulate interchange between countries as an important means of personal and professional development.

·           Internal Mobility Program, is aimed at enhancement of professional organization, encouraging the development of their careers and disseminating to all employees and trainees opportunities for professional growth and internal mobility available in the Organization.

·        Youth: the platform "Santander Caminhos e Escolhas" is an environment of interactive and innovative, offered for the younger market, to know and experience activities that provide better knowledge and understanding of the activities within a bank and career guidance. In addition, for young people within the organization, we have the "Santander Evoluir você", which supports the development and guidance in career choice through actions such as training meetings, workshops, lectures, multidisciplinary projects, discussion forums, exchange of experiences, mentoring activities, among other.

·        Development: Banco Santander provides training and development programs for all professionals to make them capable of translating the Banco Santander Model and instill it in their daily functions.

·          Career: actions that focus on aiding the manager and the employee in reflecting on development and feedback, besides providing assistance to activities and tools for career discussions.

·           Quality of Life: a program involving actions related to health, social life, work relations and family coexistence, in addition to a complete Personal Support Program.

·           Valuing of Diversity: Banco Santander encourages discussion and debate on the theme of diversity in order to promote quality relations among all populations, as well as inclusion and respectful development.

People management is aligned with a global model of development, exchange of knowledge and collaboration, whose differentials are the strategies for attracting, training and retaining talent. With policies and processes that stimulate human and professional development, Banco Santander is well prepared for the challenge of sustaining the growth of its business.

·      Sustainable Development

In June, Santander Microcrédito reached R$1 billion in loans granted to small businesses in low-income regions. In the same period, Banco Santander established a partnership with Ecofrotas, a company specializing in sustainable fleet management, to manage approximately 2,000 vehicles used by its employees. All information related to fuel consumption will be recorded in a card and will help the Company define policies for reducing costs and greenhouse gas emissions.

During the second quarter, Aymoré CFI Financiamentos launched CDC Sustentável to finance products such as hearing aids, wheelchairs, and solutions for energy efficiency, reduced water consumption, and effluent/waste treatment.

 Also in 2Q11, with Santander’s support, the Associação Águas Claras do Rio Pinheiros took more than 700 people out on an expedition along Rio Pinheiros, an important river in São Paulo. The objective was to raise citizens’ awareness on the importance of depolluting the river.

Santander was recognized by the International Finance Corporation (IFC) for its pioneering efforts in fostering entrepreneurship and training of small and medium companies in Latin America. The Bank was also one of the 30 winners of the “Best Companies to Launch a Career – 2011” survey conducted by the Você S/A magazine.

In early July, Banco Santander announced the acquisition of a minority interest in Greenvana, a sustainability portal that sells eco-friendly products and provides information on the topic. The Bank’s purpose is to develop new products for individual and corporate clients in partnership with the web site, which currently sells around 2,000 retail items.

·      Corporate Restructuring

The corporate restructuring here mentioned were implemented, which represent steps in the process of consolidating the investments of Banco Santander in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

·           Merger of the Real Corretora de Seguros S.A. (Real Corretora) by Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A. (Santander Corretora) on October 29, 2010, with the demise of Real Corretora, with a version of net assets for Santander Corretora.

·        Cancellation of Registration of Company Encouraged (Cancellation of Registration) before CVM, Agropecuária Tapirapé S.A. (Tapirapé) which was approved Extraordinary General Meeting held on 31 August 2010, and merger of Agropecuaria Tapirapé by Santander CHP S.A on February 28, 2011.

·           Merger of Santander S.A. – Corretora de Câmbio e Títulos (Santander CCT) by Santander CCVM on March 31, 2010, which is being ratified by Bacen.

·           Merger of Santander Brasil Arrendamento Mercantil S.A. by Santander Leasing, on November 30, 2009, which is being ratified by Bacen.

·           Merger of ABN AMRO Arrendamento Mercantil S.A. by Santander Leasing, on September 30, 2009, ratified by Bacen on November 30, 2009.

·           Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. by Santander Brasil Asset on November 30, 2009, which is being ratified by Bacen.

·           Merger of ABN Amro Brasil Dois Participações S.A. and Real Seguros Vida e Previdência S.A. by Santander Seguros on September 30, 2009. The merger was approved by Susep on December 21, 2010.

·           Partial spin-off of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A., with transfer of the net assets to Santander CCT as well the change of its denomination to Santander CCVM on September 30, 2009, still being ratified by Bacen.

·           Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários by Santander CCT on September 30, 2009, which is being ratified by Bacen.

·           Merger of Real Capitalização S.A. by Santander Capitalização (Santander Capitalização), on September 30, 2009, ratified by Susep on January 15, 2010.

·           Merger of Banco Comercial e de Investimentos Sudameris (BCIS) and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões) by Banco Santander on August 31, 2009, is being ratified by Bacen.

·           Full spin-off of Santander Investimentos em Participações S.A. (Santander Participações) with the transfer of its equity to Banco Santander and Santander Advisory Services S.A. (Advisory) on August 31, 2009. This process is under ratification by Bacen.

·           Merger of shares of Santander Seguros, BCIS and Santander Brasil Asset into stockholder’s equity of Banco Santander on August 14, 2009, which were transformed into wholly-owned subsidiaries of Banco Santander (merging company and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471 The incorporations were ratified by Bacen on September 28, 2009 and by SUSEP on December 14, 2009.

·           Merger of ABN AMRO Brasil Participações e Investimentos S.A. and AA Cartões, on May 29, 2009.

·           Merger of Banco Real by Banco Santander on April 30, 2009, being ratified by Bacen.

·           Merger of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. by Banco Real on April 30, 2009, ratified by Bacen on August 13, 2009.

·      Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during the first half 2011, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than five percent of the related overall consideration.

São Paulo, July 25, 2011

The Board of Directors
The Executive
(Adopted at the Meeting of the Board of 07/25/2011).

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of
Banco Santander (Brasil) S.A.
São Paulo - SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. (“Bank”) and subsidiaries (“Consolidated”), consisting of the balance sheet as of June 30, 2011 and the related individual statements of income, changes in stockholders’ equity and cash flows for the six-month period, as well as the consolidated statements of income and cash flows for the six-month period, and a summary of the significant accounting practices and other notes to the financial statements.

Management’s Responsibility for the Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and international standards on auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. and subsidiaries as of June 30, 2011, and the results of their operations and their cash flows for the six-month period, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil.

Other Issues

Statements of Value Added

We have also examined the statements of value added (Bank and Consolidated) for the six-month period June 30, 2011, whose presentation by publicly-held companies is required by Brazilian corporate law. These statements have been subjected to the same auditing procedures referred to above and, in our opinion, are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 25, 2011
/s/ DELOITTE TOUCHE TOHMATSU	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS ON JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated
			Bank		Consolidated
	Note	2011	2010	2011	2010

Current Assets		220,285,743	192,852,684	247,823,396	216,484,644
Cash	4	4,224,926	3,529,467	4,231,340	3,556,756
Interbank Investments	5	33,891,207	28,325,490	21,796,462	19,453,778
Money Market Investments		16,405,907	13,838,096	16,405,981	13,838,096
Interbank Deposits		14,767,333	13,492,943	2,672,514	4,621,231
Foreign Currency Investments		2,717,967	994,451	2,717,967	994,451
Securities and Derivative Financial Instrument	6	38,195,739	37,007,670	57,501,466	53,456,816
Own Portfolio		13,462,069	14,056,977	14,728,887	14,325,982
Subject to Resale Commitments		14,393,542	20,772,221	11,169,505	18,763,368
Derivative Financial Instruments		2,050,968	1,316,279	2,034,151	1,310,921
Linked to Central Bank of Brazil		5,999,690	477,622	5,999,690	477,622
Linked to Guarantees		2,289,470	384,571	23,569,233	18,578,923
Interbank Accounts	7	43,453,304	26,649,836	46,074,785	28,345,484
Payments and Receipts Pending Settlement		1,758,262	1,799,626	1,758,262	1,799,626
Restricted Deposits:
Central Bank of Brazil		41,667,253	24,732,786	44,288,734	26,428,434
National Housing System		640	100,758	640	100,758
Correspondents		27,149	16,666	27,149	16,666
Interbranch Accounts		20,447	40,426	20,447	42,409
Third-party Funds in Transit		106	1,673	106	1,766
Internal Transfers of Funds		20,341	38,753	20,341	40,643
Lending Operations	8	54,043,627	49,666,280	62,810,475	56,394,789
Public Sector		48,492	66,388	48,492	64,597
Private Sector		55,544,162	50,898,573	64,551,156	57,838,361
(Allowance for Loan Losses)	8.f	(1,549,027)	(1,298,681)	(1,789,173)	(1,508,169)
Leasing Operations	8	128,070	199,406	4,313,781	5,374,069
Public Sector		-	-	3,352	1,810
Private Sector		136,406	217,451	4,510,104	5,586,735
(Allowance for Doubtful Lease Receivables)	8.f	(8,336)	(18,045)	(199,675)	(214,476)
Other Receivables		46,078,964	47,113,128	49,841,037	48,879,458
Receivables for Guarantees Honored		-	7,578	-	7,578
Foreign Exchange Portfolio	9	27,078,197	32,171,433	27,078,197	32,171,433
Income Receivable		353,752	329,067	368,207	283,625
Trading Account	10	630,079	822,246	812,075	1,082,260
Tax Credits	11	5,313,280	5,003,690	6,359,737	5,552,144
Other	12	12,838,955	8,872,146	15,389,071	9,899,162
(Allowance for Losses on Other Receivables)	8.f	(135,299)	(93,032)	(166,250)	(116,744)
Other Assets		249,459	320,981	1,233,603	981,085
Other Assets	13	106,865	121,918	113,492	124,282
(Allowance for Valuation)	13	(97,181)	(112,233)	(103,646)	(114,427)
Prepaid Expenses		239,775	311,296	1,223,757	971,230

			Bank		Consolidated
	Note	2011	2010	2011	2010

Long-Term Assets		170,238,976	144,938,867	150,318,639	129,686,253
Interbank Investments	5	12,586,333	8,856,774	1,099,346	993,360
Interbank Deposits		12,277,320	8,500,144	790,333	636,730
Foreign Currency Investments		309,213	356,830	309,213	356,830
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	6	74,021,049	63,413,917	47,140,152	39,304,776
Own Portfolio		11,854,516	6,215,463	10,763,962	5,840,193
Subject to Resale Commitments		52,932,362	43,815,314	25,064,420	18,155,893
Derivative Financial Instruments		3,236,964	2,940,963	3,235,342	2,927,655
Linked to Central Bank of Brazil		1,324,384	6,225,492	1,340,203	6,225,492
Privatization Certificates		2,036	1,714	2,036	1,714
Linked to Guarantees		4,670,787	4,214,971	6,734,189	6,153,829
Interbank Accounts	7	191,547	82,349	191,547	82,349
Restricted Deposits:
National Housing System		191,547	82,349	191,547	82,349
Lending Operations	8	70,139,413	56,031,095	80,809,337	62,953,620
Public Sector		124,338	120,725	124,338	120,725
Private Sector		77,584,570	62,084,146	88,695,620	69,292,475
(Allowance for Loan Losses)	8.f	(7,569,495)	(6,173,776)	(8,010,621)	(6,459,580)
Leasing Operations	8	109,740	266,149	4,255,866	6,496,496
Public Sector		-	-	5,975	5,573
Private Sector		122,093	308,447	4,563,993	6,956,620
(Allowance for Doubtful Lease Receivables)	8.f	(12,353)	(42,298)	(314,102)	(465,697)
Other Receivables		13,115,686	16,255,836	16,527,016	19,776,301
Receivables for Guarantees Honored		1,705	14,897	1,705	14,897
Foreign Exchange Portfolio	9	301,763	2,217,222	301,763	2,217,222
Income Receivable		52,875	52,700	52,875	52,700
Tax Credits	11	6,061,455	6,345,674	7,724,277	8,476,139
Other	12	6,988,210	7,865,465	8,780,395	9,282,755
(Allowance for Losses on Other Receivables)	8.f	(290,322)	(240,122)	(333,999)	(267,412)
Other Assets		75,208	32,747	295,375	79,351
Temporary Investments		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		68,912	26,451	289,079	73,055

Permanent Assets		42,651,690	46,058,515	26,514,285	28,643,673
Investments		17,204,673	18,594,293	66,628	99,418
Investments in Affiliates and Subsidiaries:	15	17,173,869	18,534,595	25,383	21,389
Domestic		17,088,062	18,435,533	25,383	21,389
Foreign		85,807	99,062	-	-
Other Investments		71,235	101,451	78,955	115,753
(Allowance for Losses)		(40,431)	(41,753)	(37,710)	(37,724)
Fixed Assets	16	4,458,452	3,877,903	4,490,084	3,939,069
Real Estate		2,138,728	1,590,303	2,142,963	1,594,538
Other		5,870,855	5,380,250	5,933,061	5,472,077
(Accumulated Depreciation)		(3,551,131)	(3,092,650)	(3,585,940)	(3,127,546)
Intangibles	17	20,988,565	23,586,319	21,957,573	24,605,186
Goodwill		26,892,976	26,715,068	28,013,187	27,835,279
Intangible Assets		5,898,044	4,770,836	6,039,707	4,893,989
(Accumulated Amortization)		(11,802,455)	(7,899,585)	(12,095,321)	(8,124,082)
Total Assets		433,176,409	383,850,066	424,656,320	374,814,570

			Bank		Consolidated
	Note	2011	2010	2011	2010

Current Liabilities		226,538,285	214,148,949	230,010,189	224,178,612
Deposits	18.a	88,451,711	78,722,534	68,831,045	68,225,649
Demand Deposits		14,304,905	13,708,255	14,073,386	13,469,497
Savings Deposits		30,299,045	26,721,311	30,299,045	26,721,311
Interbank Deposits		21,109,024	11,330,461	1,632,850	1,073,593
Time Deposits		22,738,737	26,564,427	22,825,764	26,563,168
Other Deposits		-	398,080	-	398,080
Money Market Funding	18.b	57,179,382	59,741,634	54,811,991	59,482,713
Own Portfolio		46,895,370	53,693,017	44,527,979	53,434,096
Third Parties		361,497	15,501	361,497	15,501
Linked to Trading Portfolio Operations		9,922,515	6,033,116	9,922,515	6,033,116
Funds from Acceptance and Issuance of Securities	18.c	10,841,887	7,882,085	11,078,335	8,103,051
Exchange Acceptances		-	-	234,262	219,514
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		9,467,828	7,488,698	9,470,014	7,490,150
Securities Issued Abroad		1,374,059	393,387	1,374,059	393,387
Interbank Accounts	7	1,653,433	1,731,392	1,653,433	1,731,392
Receipts and Payments Pending Settlement		1,642,351	1,702,596	1,642,351	1,702,596
Correspondents		11,082	28,796	11,082	28,796
Interbranch Accounts		1,489,545	1,802,541	1,489,545	1,802,541
Third-Party Funds in Transit		1,487,473	1,797,550	1,487,473	1,797,550
Internal Transfers of Funds		2,072	4,991	2,072	4,991
Borrowings	18.e	11,396,299	11,319,051	11,396,299	11,323,127
Local Borrowings - Other		-	274,664	-	278,740
Foreign Borrowings		11,396,299	11,044,387	11,396,299	11,044,387
Domestic Onlendings - Official Institutions	18.e	4,349,489	2,550,038	4,349,489	2,550,038
National Treasury		35,849	5,352	35,849	5,352
National Economic and Social Development Bank (BNDES)		2,223,008	709,511	2,223,008	709,511
Federal Savings and Loan Bank (CEF)		20,454	2,236	20,454	2,236
National Equipment Financing Authority (FINAME)		2,032,443	1,787,508	2,032,443	1,787,508
Other Institutions		37,735	45,431	37,735	45,431
Foreign Onlendings	18.e	606,215	548,865	606,215	548,865
Foreign Onlendings		606,215	548,865	606,215	548,865
Derivative Financial Instruments	6	2,014,088	1,492,679	2,010,637	1,492,529
Derivative Financial Instruments		2,014,088	1,492,679	2,010,637	1,492,529
Other Payables		48,556,236	48,358,130	73,783,200	68,918,707
Collected Taxes and Other		1,421,317	932,422	1,434,312	938,278
Foreign Exchange Portfolio	9	25,042,481	30,857,873	25,042,481	30,857,873
Social and Statutory		2,143,056	1,473,489	2,152,036	1,495,453
Tax and Social Security	19	7,072,996	4,834,216	9,426,098	6,391,674
Trading Account	10	606,110	230,819	789,570	462,648
Technical Provision for Insurance, Pension Plan and Capitalization Operations		-	-	22,049,286	18,251,569
Subordinated Debts	20	-	2,177	-	2,177
Other	21	12,270,276	10,027,134	12,889,417	10,519,035

			Bank		Consolidated
	Note	2011	2010	2011	2010

Long-Term Liabilities		141,745,025	104,168,465	129,247,895	84,650,612
Deposits	18.a	69,038,336	57,280,369	52,845,854	34,289,393
Interbank Deposits		16,842,677	23,138,996	650,202	71,228
Time Deposits		52,195,659	34,141,373	52,195,652	34,218,165
Money Market Funding	18.b	20,219,711	10,814,486	20,000,535	10,723,275
Own Portfolio		20,219,711	10,814,486	20,000,535	10,723,275
Funds from Acceptance and Issuance of Securities	18.c	19,922,915	2,707,991	20,495,291	3,044,242
Exchange Acceptances		-	-	565,862	324,611
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		14,576,186	526,191	14,582,700	537,831
Securities Issued Abroad		5,346,729	2,181,800	5,346,729	2,181,800
Borrowings	18.e	1,982,765	1,933,236	1,982,765	1,933,236
Foreign Borrowings		1,982,765	1,933,236	1,982,765	1,933,236
Domestic Onlendings - Official Institutions	18.e	6,911,377	6,532,607	6,911,377	6,532,607
National Treasury		1,149	-	1,149	-
National Economic and Social Development Bank (BNDES)		4,099,757	3,351,087	4,099,757	3,351,087
Federal Savings and Loan Bank (CEF)		1,367	2,012	1,367	2,012
National Equipment Financing Authority (FINAME)		2,806,108	3,179,508	2,806,108	3,179,508
Other Institutions		2,996	-	2,996	-
Foreign Onlendings	18.e	384,130	1,076,223	384,130	1,076,223
Foreign Onlendings		384,130	1,076,223	384,130	1,076,223
Derivative Financial Instruments	6	3,166,638	3,174,405	3,166,638	3,166,988
Derivative Financial Instruments		3,166,638	3,174,405	3,166,638	3,166,988
Other Payables		20,119,153	20,649,148	23,461,305	23,884,648
Foreign Exchange Portfolio	9	222,576	1,209,700	222,576	1,209,700
Tax and Social Security	19	2,944,100	2,937,032	5,625,954	5,675,950
Trading Account	10	-	77	-	82
Technical Reserve for Insurance, Pension Plan and Capitalization Transactions		-	-	312,340	277,922
Subordinated Debts	20	10,276,291	10,081,104	10,276,291	10,081,104
Other	21	6,676,186	6,421,235	7,024,144	6,639,890

Deferred Income		193,348	178,586	193,348	185,989
Deferred Income		193,348	178,586	193,348	185,989

Minority Interest		-	-	520,438	474,707

Stockholders' Equity	23	64,699,751	65,354,066	64,684,450	65,324,650
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		529,136	704,436	529,136	704,436
Profit Reserves		1,053,687	1,632,607	1,053,687	1,632,607
Adjustment to Fair Value		288,727	188,822	252,487	148,625
Retained Earnings		-	-	20,939	10,781
Total Liabilities and Stockholders' Equity		433,176,409	383,850,066	424,656,320	374,814,570

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF INCOME FOR THE PERIODS ENDED JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	2011	2010	2011	2010
Financial Income		24,928,996	20,716,423	26,125,281	21,593,636
Lending Operations		13,653,786	12,233,647	15,678,596	13,650,780
Leasing Operations		21,182	28,132	868,574	851,784
Securities Transactions	6.a	7,854,791	7,296,620	5,081,469	5,294,506
Derivatives Financial Instruments Transactions		1,189,941	12,452	1,184,277	(215)
Insurance, Pension Plan and Capitalization		-	-	967,915	615,053
Foreign Exchange Operations		353,584	576,570	353,583	576,570
Compulsory Investments		1,855,712	569,002	1,990,867	605,158

Financial Expenses		(17,098,712)	(14,418,081)	(16,799,372)	(13,758,855)
Funding Operations	18.d	(12,480,602)	(9,335,077)	(10,611,227)	(7,905,647)
Borrowings and Onlendings Operations		314,934	(1,025,185)	313,786	(1,025,185)
Technical Reserves for Insurance, Pension Plan
and Capitalization Adjustment and Interest		-	-	(785,423)	(439,709)
Allowance for Loan Losses	8.f	(4,933,044)	(4,057,819)	(5,716,508)	(4,388,314)

Gross Profit From Financial Operations		7,830,284	6,298,342	9,325,909	7,834,781

Other Operating (Expenses) Income		(5,352,355)	(4,376,453)	(6,398,085)	(5,215,571)
Income from Services Rendered	26	3,078,487	2,420,870	3,238,178	2,679,325
Income from Banking Fees	26	899,182	865,109	1,137,622	1,046,601
Net Income from Premiums, Pension Plan and Capitalization		-	-	393,947	248,971
Personnel Expenses	27	(2,534,240)	(2,294,229)	(2,654,060)	(2,406,505)
Other Administrative Expenses	28	(5,081,192)	(4,794,844)	(5,224,040)	(4,999,929)
Tax Expenses	29	(1,251,142)	(940,926)	(1,486,949)	(1,095,176)
Investments in Affiliates and Subsidiaries	15	810,275	959,183	1,573	844
Other Operating Income	30	870,771	916,302	599,734	937,325
Other Operating Expenses	31	(2,144,496)	(1,507,918)	(2,404,090)	(1,627,027)

Operating Income		2,477,929	1,921,889	2,927,824	2,619,210

Nonoperating (Expenses) Income	32	76,085	286,475	168,596	271,431

Income Before Taxes on Income and Profit Sharing		2,554,014	2,208,364	3,096,420	2,890,641

Income Tax and Social Contribution	33	(148,992)	288,610	(616,940)	(323,798)
Provision for Income Tax		(413,180)	(27,214)	(743,086)	(481,981)
Provision for Social Contribution Tax		(281,478)	-	(511,538)	(224,144)
Deferred Tax Credits		545,666	315,824	637,684	382,327

Profit Sharing		(587,485)	(483,834)	(620,781)	(519,994)

Minority Interest		-	-	(34,414)	(30,505)

Net Income		1,817,537	2,013,140	1,824,285	2,016,344

Number of Shares (Thousands)	23.a	399,044,117	399,044,117
Net Income per Thousand Shares (R$)		4.55	5.04

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIODS ENDED JUNE 30
In thousands of Brazilian reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for
			Capital	Legal	Dividend		Affiliates and	Retained
	Note	Capital	Reserves	Reserve	Equalization	Position Own	Subsidiaries	Earnings	Total

Balances as of December 31, 2009		62,806,071	726,566	769,476	149,991	83,034	(7,692)	-	64,527,446
Capital Increase	23.a	22,130	(22,130)	-	-	-	-	-	-
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	112,585	895	-	113,480
Net Income		-	-	-	-	-	-	2,013,140	2,013,140
Allocations:
Legal Reserve		-	-	100,657	-	-	-	(100,657)	-
Dividends	23.b	-	-	-	-	-	-	(500,000)	(500,000)
Interest on Capital	23.b	-	-	-	-	-	-	(800,000)	(800,000)
Reserve of Dividend Equalization	23.c	-	-	-	612,483	-	-	(612,483)	-
Balances as of June 30, 2010		62,828,201	704,436	870,133	762,474	195,619	(6,797)	-	65,354,066

Balances as of December 31, 2010		62,828,201	529,136	962,310	273,840	280,935	2,563	-	64,876,985
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(57,057)	62,286	-	5,229
Dividends based on the Equalization Reserve dividends	23.b	-	-	-	(273,840)	-	-	-	(273,840)
Net Income		-	-	-	-	-	-	1,817,537	1,817,537
Allocations:
Legal Reserve		-	-	90,877	-	-	-	(90,877)	-
Dividends	23.b	-	-	-	-	-	-	(576,160)	(576,160)
Interest on Capital	23.b	-	-	-	-	-	-	(1,150,000)	(1,150,000)
Reserve of Dividend Equalization	23.c	-	-	-	500	-	-	(500)	-
Balances as of June 30, 2011		62,828,201	529,136	1,053,187	500	223,878	64,849	-	64,699,751

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF CASH FLOW FOR PERIODS ENDED JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	2011	2010	2011	2010
Cash Flow from Operating Activities
Net Income		1,817,537	2,013,140	1,824,285	2,016,344
Adjustment to Net Income		7,755,342	5,889,990	9,437,736	7,673,625
Allowance for Loan Losses	8.f	4,933,044	4,057,819	5,716,508	4,388,314
Provision for Contingent Liabilities		2,046,111	1,198,855	2,350,454	1,407,640
Deferred Tax Credits		(535,260)	(189,146)	(714,738)	2,366
Equity in Affiliates and Subsidiaries	15	(810,275)	(959,183)	(1,573)	(844)
Depreciation and Amortization	28	2,177,396	2,063,317	2,184,379	2,137,105
Recognition (Reversal) Allowance for Losses on Other Assets	32	(1,245)	(10,301)	3,529	(10,267)
Result on Sale of Other Assets	32	(5,315)	(177,596)	(5,642)	(177,616)
Result on Impairment of Assets	31	1,425	6,110	1,425	5,486
Result on Sale of Investments	32	(55,878)	(71,981)	(100,704)	(72,342)
Other		5,339	(27,904)	4,098	(6,217)
Changes on Assets and Liabilities		(11,954,810)	(18,149,612)	(10,298,347)	(19,681,692)
Decrease (Increase) in Interbank Investments		(6,084,223)	(2,373,598)	(2,811,795)	(1,457,320)
Decrease (Increase) in Securities and Derivative Financial Instruments		(15,732,269)	(12,540,100)	(14,344,561)	(12,607,496)
Decrease (Increase) in Lending and Leasing Operations		(11,703,539)	(12,044,198)	(13,670,533)	(13,769,246)
Decrease (Increase) in Deposits on Central Bank of Brazil		(2,700,262)	(16,194,183)	(2,887,647)	(17,889,826)
Decrease (Increase) in Other Receivables		(8,487,140)	(3,944,696)	(9,232,810)	(3,275,359)
Decrease (Increase) in Other Assets		52,376	21,796	(423,652)	(146,560)
Net Change on Other Interbank and Interbranch Accounts		(1,019,465)	(111,169)	(1,019,443)	(109,153)
Increase (Decrease) in Deposits		4,970,697	(10,921,436)	4,197,775	(10,958,026)
Increase (Decrease) in Money Market Funding		9,284,245	35,634,649	9,034,796	35,593,930
Increase (Decrease) in Funds from Acceptance and Issuance of Securities		12,544,009	782,269	12,731,992	410,068
Increase (Decrease) in Borrowings and Onlendings		(811,968)	2,757,018	(811,968)	2,761,093
Increase (Decrease) in Other Liabilities		7,717,531	751,006	8,094,357	480,420
Increase (Decrease) in Technical Provision for Insurance, Pension Plan and Capitalization Operations		-	-	829,966	1,260,824
Increase (Decrease) in Change in Deferred Income		15,198	33,030	15,176	24,959
Net Cash Provided by (Used in) Operating Activities		(2,381,931)	(10,246,482)	963,674	(9,991,723)
Investing Activities
Acquisition of Investment		(5,057)	(5,130)	(5,105)	(1,342)
Acquisition of Fixed Assets		(399,035)	(529,652)	(409,710)	(545,543)
Acquisition of Intangible Assets		(407,707)	(337,400)	(416,932)	(344,124)
Net Cash Received on Sale/Reduction of Investments		175,043	66,424	226,480	68,917
Proceeds from Assets not in Use		13,825	299,145	16,271	300,074
Proceeds from Property for Own Use		16,133	11,486	17,275	15,763
Dividends and Interest on Capital Received		3,386,737	383,767	498	7,958
Net Cash Provided by (Used in) Investing Activities		2,779,939	(111,360)	(571,223)	(498,297)
Financing Activities
Increase (Decrease) in Subordinated Debts		581,186	(1,223,609)	581,186	(1,223,609)
Dividends and Interest on Capital Paid		(2,094,811)	(1,460,476)	(2,126,664)	(1,571,468)
Increase (Decrease) on Minority Interest		-	-	34,273	34,142
Net Cash Provided by (Used in) Financing Activities		(1,513,625)	(2,684,085)	(1,511,205)	(2,760,935)
Net Decrease in Cash and Cash Equivalents		(1,115,617)	(13,041,927)	(1,118,754)	(13,250,955)
Cash and Cash Equivalents at the Beginning of Period	4	9,499,413	18,508,144	9,508,964	18,384,166
Cash and Cash Equivalents at the End of Period	4	8,383,796	5,466,217	8,390,210	5,133,211

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF VALUE ADDED PERIODS ENDED JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank			Consolidated
	Note		2011		2010		2011		2010

Financial Income		24,928,996		20,716,423		26,125,281		21,593,636
Income from Services Rendered, Banking Fees and Net Income from
Premiums, Pension Plan and Capitalization		3,977,669		3,285,979		4,769,747		3,974,897
Allowance for Loans Losses	8.f	(4,933,044)		(4,057,819)		(5,716,508)		(4,388,314)
Other Income and Expenses		(1,196,215)		(299,031)		(1,634,335)		(412,785)
Financial Expenses		(12,165,668)		(10,360,262)		(11,082,864)		(9,370,541)
Third-party Input		(2,644,707)		(2,512,727)		(2,776,280)		(2,639,043)
Materials, Energy and Others		(128,289)		(111,678)		(130,007)		(113,915)
Third-Party Services	28	(857,509)		(812,961)		(926,655)		(882,347)
Impairment of Assets	31	(1,425)		(6,110)		(1,425)		(5,486)
Other		(1,657,484)		(1,581,978)		(1,718,193)		(1,637,295)
Gross Added Value		7,967,031		6,772,563		9,685,041		8,757,850
Retention
Depreciation and Amortization	28	(2,177,396)		(2,063,317)		(2,184,379)		(2,137,105)
Added Value Produced		5,789,635		4,709,246		7,500,662		6,620,745
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	810,275		959,183		1,573		844
Added Value to Distribute		6,599,910		5,668,429		7,502,235		6,621,589
Added Value Distribution
Employee		2,751,502	41.7%	2,432,077	42.9%	2,886,433	38.5%	2,564,482	38.7%
Compensation	27	1,433,607		1,307,357		1,501,442		1,373,071
Benefits	27	456,641		408,644		479,214		429,511
Government Severance Indemnity Funds for Employees - FGTS		148,822		129,584		157,213		136,872
Other		712,432		586,492		748,564		625,028
Taxes		1,770,357	26.8%	998,302	17.6%	2,492,297	33.2%	1,780,991	26.9%
Federal		1,566,469		831,200		2,259,939		1,587,152
State		465		331		583		356
Municipal		203,423		166,771		231,775		193,483
Compensation of Third-Party Capital - Rental	28	260,514	4.0%	224,910	4.0%	264,806	3.5%	229,267	3.5%
Remuneration of Interest on Capital		1,817,537	27.5%	2,013,140	35.5%	1,858,699	24.8%	2,046,849	30.9%
Dividends	23.b	576,160		500,000		576,160		500,000
Interest on Capital	23.b	1,150,000		800,000		1,150,000		800,000
Profit Reinvestment		91,377		713,140		98,125		716,344
Participation Results of Minority of Shareholders		-		-		34,414		30,505
Total		6,599,910	100.0%	5,668,429	100.0%	7,502,235	100.0%	6,621,589	100.0%

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30
In thousands of Brazilian Reais - R$, unless otherwise stated

1. Operations

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing, mortgage loan, leasing portfolios, credit cards and through controlled companies, insurance, pension plan, capitalization, leasing, asset management, buying club management and securities and insurance brokerage operations. Transactions are conducted within the context of a group of financial institutions that operate on an integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

The financial statements of Banco Santander, which include its foreign branches (Bank) and the consolidated financial statements of the Banco Santander and its subsidiaries (Consolidated) indicated in note 15 have been prepared in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen, the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep) when applicable.

During the preparation of the consolidated financial statements, equity in subsidiaries, significant balances arising from transactions among domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated. Minority interest is recorded in a separate caption in stockholders’ equity and in the statements of income. The balances stated in the jointly-owned subsidiaries’ balance sheets and statements of income were consolidated in proportion to the interest in the subsidiary.

The information of the leasing transactions has been reclassified, in order to reflect its financial position in the consolidated financial statements in conformity with the financial method of accounting for leasing operations.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended June 30, 2011 were released simultaneously at the email address www.santander.com.br\ri.

3. Significant Accounting Practices

a) Results of Operations
Determined on the accrual basis of accounting and includes income, charges and monetary or exchange variations earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Financial Statement Translation

The functional currency used for the operations of the branches abroad is the Brazilian Real. The assets and liabilities are substantially monetary items and are converted by exchange rates at the end of the period, the non-monetary items are measured at cost history and the results are converted by the average exchange rates for the period.

The exchange effects of the operations of the branches abroad are located in the lines of the statement of income, according to the assets and liabilities which resulted it.

c) Current and Long-Term Assets and Liabilities

When applicable, allowances for valuation are recorded to reflect market or realizable values are explained by the realizable or settlement amounts, respectively, and include income, charges and monetary or exchange variations earned or incurred through the balance sheet date, determined on a daily pro rata basis. The allowance for loan losses is based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, and specific portfolio risks, as well as on the risk assessment policy of the Bank’s management for recognition of allowances, including requirements of the CMN and Bacen.

Receivables and payables due within 12 months are recorded in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular  3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments with immediate convertibility in to cash or with original maturity of more than ninety days.

e) Securities
Securities are presented in accordance with the following recognition and accounting valuation criteria:
I - Trading securities.
II - Available-for-sale securities.
III - Held-to-maturity securities.

“Trading securities” include securities acquired for the purpose of being actively and frequently traded and “held-to-maturity securities” include those which the Bank intends to maintain in its portfolio to maturity. “Available-for-sale securities” include those which cannot be classified in categories I and III. Securities classified in categories I and II are stated at cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, reflecting the increase or decrease arising from this adjustment in:

(1) The related income or expense account, in income for the period, when related to securities classified as “trading securities”, net of tax effects; and

(2) Separate caption in stockholders’ equity, when related to securities classified as “available-for-sale securities”, net of tax effects. The adjustments to fair value on sale of these securities are transferred to income for the period.

Securities classified as “held-to-maturity securities” are stated at purchase price, increased by the earnings until the balance sheet date, calculated on a daily pro rata basis.
Permanent losses in the realization value of the "available-for-sale" and "held-to-maturity securities" are recognized in the statement of income.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging or not. Transactions made at customers' request, on own account, or those which do not meet the criteria for hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses included into the period income.

Derivatives designated as hedge may be classified as:
I - Market risk hedge; and
II - Cash flow hedge.
Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:
(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and
(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. The embedded derivatives are recorded separately from the contract they are bound with.

g) Prepaid Expenses

Funds used in advance payments, whose benefits or provision of services will occur in future years, are recorded as “prepaid expenses” and allocated to income over the term of the respective agreements.

h) Permanent Assets
Stated at acquisition cost and include:

h.1) Investments
Adjustments to investments in affiliates and subsidiaries are determined under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those which investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

h.2) Property and Equipment
Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, installations, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or considering the benefit period of the terms of rental contracts.

 h.3) Intangible Assets
Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate an impairment.

Goodwill on merger and the related reduction account, reserve for maintenance of integrity of the merging entity’s stockholders’ equity, are amortized over a period of up to 10 years, based on expected future earnings, when applicable.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Acquisition and development of software are amortized over a maximum period of 5 years.

i) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, changed by CNSP Resolution 181/2007, 195/2008 and 204/2009, and Susep Circular 288/2005.

Insurance and Pension Plan

• The Unearned Premium Reserve (PPNG) is recognized based on the portions of retained premiums corresponding to the policies’ unelapsed risk periods calculated on a daily pro rata basis.

• The Unearned Premium Reserve - Unissued Current Risks (PPNG-RVNE) is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.

• These resolutions also established the Premium Deficiency Reserve (PIP) for when the PPNG is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.

• The Unexpired Risk Reserve (PRNE) is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.

• The Contribution Deficiency Reserve (PIC) is recognized to provision deviations in relation to mathematical reserves’ technical bases for current and future benefits. The biometric tables used as parameter for the recognition of the provision consider for the survival of female and male participants the table adheres to the reality of the participants of the insurer.

• The Administrative Expenses Reserve (PDA) is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).

• The Supplementary Premium Reserve (PCP) is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.

• The Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC) are recognized based on contributions made under the capitalization financial system. The PMBC represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

• The Claims Payable Reserve (PSL) is recognized based on notices received by the insurance company related to insurance and coinsurance claims which were accepted but not yet paid.

• The Reserve for Losses Incurred but Not Reported (IBNR) reserve is recognized based on NTA or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and Susep Circular 288/2005 for Pension Plan. The Insurance Personal Injury caused by Motor Vehicles (Dpvat) reserve, included in the balance of the IBNR is recognized based on information provided by the management of the Seguradora Líder S.A.

• Provision of Benefits to Settle (PBaR) is mode as a result of the notice of the even occured, but not yet paid. The past-due and not received income are included in this provision.

• The Reserve for Oscillation Risk (POR) is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the NTA.

• The Financial Surplus Reserve (PEF) surplus amounts accrued to be used according to plan regulations.

• The Financial Fluctuation Reserve (POF) is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.

• Reserve for Surrenders and/or Other Future Policy Benefits corresponds to amounts related to surrenders, the returns of contributions, or premiums, or the portability requested which, for any reason, have not yet been transferred.

Capitalization

• Mathematical reserve for redemption results on the accumulation of the applicable percentage over the payments, capitalized with the interest rate of the plan and adjustments through basic rate of return of savings - Basic Reference Rate (TR).

• Provision for early redemption of securities is made from the cancellation for non-payment of redemption request, based on the value of mathematical reserves for redemption established at the time of cancellation of the secutiries and the provision for redemption of due securities is made after the end of validity of the securities.

• Deferred raffle’s provision is calculated using the percentage of paid payments in order to cover the raffles about to happen. Payable raffle´s provision is calculated for raffled securities that were still not paid.

• Administrative provision aims to reflect the present value of future expenditure savings of capitalization securities whose duration extends from the date of its constitution.

• Contingency provision is made to cover any failure of draw conducted, ie, in the month to have drawn more than expected.

j) Pension Plan
Actuarial liabilities relating to employee benefit plans to supplement retirement and medical care, are recorded based on an actuarial study, conducted annually by external advisory body at the end of each year to be effective for the subsequent period.

Expenses related to sponsors’ contributions to the plans are recognized on the accrual basis.

k) Contingent Assets and Liabilities and Legal Obligations
k.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or unappealable court decisions, for which a favorable outcome is practically certain. Contingent assets whose likelihood of favorable outcome is probable, if any, are only disclosed in the financial statements.

 k.2) Contingent Liabilities
Contingent liabilities are recorded based on the nature, complexity and history of lawsuits, and on the opinion of the in-house and outside legal counsel when the risk of loss on the administrative or judicial proceeding is considered as probable and the amounts can be reasonably determined.

k.3) Legal Obligations - Tax and Social Security
Refer to judicial and administrative proceedings related to tax and social security obligations challenging their legality or constitutionality which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recorded in the financial statements.

l) Deferred Income
Refers to income received before the completion of the term of the obligation that gave rise to it, including non-refundable income, mainly related to guarantees and collaterals provided and credit card annual fees. Deferred income is recorded in income over the term of the respective agreements.

m) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)
Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation. Deferred tax assets and liabilities are computed basically on certain temporary differences between the book and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.
In accordance with the current regulation, the expected realization of the tax credits, as shown in note 11.b, is based on the projection of future income and a technical study, approved by Bank Santander Management.

n) Impairment Valuation
Nonfinancial Assets are subject to the assessment of recoverable values on an annual or more frequently basis if conditions or circumstances indicate the possibility of impairment.

4. Cash and Cash Equivalents

					Bank
		June 30, 2011	December 31, 2010	June 30, 2010	December 31, 2009
Cash		4,224,926	4,375,077	3,529,467	5,597,548
Interbank Investments		4,158,870	5,124,336	1,936,750	12,910,596
Money Market Investments		1,051,181	767,162	452,115	11,257,097
Interbank Deposits		389,722	78,842	490,481	266,347
Foreign Currency Investments		2,717,967	4,278,332	994,154	1,387,152
Total		8,383,796	9,499,413	5,466,217	18,508,144

					Consolidated
		June 30, 2011	December 31, 2010	June 30, 2010	December 31, 2009
Cash		4,231,340	4,376,128	3,556,756	5,623,834
Interbank Investments		4,158,870	5,132,836	1,576,455	12,760,332
Money Market Investments		1,051,181	767,162	452,115	11,257,066
Interbank Deposits		389,722	87,342	130,186	116,114
Foreign Currency Investments		2,717,967	4,278,332	994,154	1,387,152
Total		8,390,210	9,508,964	5,133,211	18,384,166

5. Interbank Investments

					Bank
				2011	2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	8,069,193	8,336,714	-	16,405,907	13,838,096
Own Portfolio	2,683,756	3,561,316	-	6,245,072	8,063,755
Treasury Bills - LFT	103,138	-	-	103,138	311,300
National Treasury Bills - LTN	741,950	420,268	-	1,162,218	394,764
National Treasury Notes - NTN	1,838,668	3,141,048	-	4,979,716	7,337,901
Securities Issued Abroad by The Brazilian Government	-	-	-	-	19,790
Third-party Portfolio	361,498	-	-	361,498	15,543
Treasury Bills - LFT	99,999	-	-	99,999	-
National Treasury Bills - LTN	261,499	-	-	261,499	-
National Treasury Notes - NTN	-	-	-	-	15,543
Sold Position	5,023,939	4,775,398	-	9,799,337	5,758,798
National Treasury Bills - LTN	1,392,394	675,475	-	2,067,869	358,517
National Treasury Notes - NTN	3,631,545	4,099,923	-	7,731,468	5,400,281
Interbank Deposits	3,581,635	11,185,698	12,277,320	27,044,653	21,993,087
Foreign Currency Investments	2,717,967	-	309,213	3,027,180	1,351,281
Allowance for Losses	-	-	(200)	(200)	(200)
Total	14,368,795	19,522,412	12,586,333	46,477,540	37,182,264
Current				33,891,207	28,325,490
Long-term				12,586,333	8,856,774

					Consolidated
				2011	2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	8,069,267	8,336,714	-	16,405,981	13,838,096
Own Portfolio	2,683,830	3,561,316	-	6,245,146	8,063,755
Treasury Bills - LFT	103,138	-	-	103,138	311,300
National Treasury Bills - LTN	741,950	420,268	-	1,162,218	394,764
National Treasury Notes - NTN	1,838,668	3,141,048	-	4,979,716	7,337,901
Debentures	74	-	-	74	-
Securities Issued Abroad by The Brazilian Government	-	-	-	-	19,790
Third-party Portfolio	361,498	-	-	361,498	15,543
Treasury Bills - LFT	99,999	-	-	99,999	-
National Treasury Bills - LTN	261,499	-	-	261,499	-
National Treasury Notes - NTN	-	-	-	-	15,543
Sold Position	5,023,939	4,775,398	-	9,799,337	5,758,798
National Treasury Bills - LTN	1,392,394	675,475	-	2,067,869	358,517
National Treasury Notes - NTN	3,631,545	4,099,923	-	7,731,468	5,400,281
Interbank Deposits	1,321,680	1,350,834	790,333	3,462,847	5,257,961
Foreign Currency Investments	2,717,967	-	309,213	3,027,180	1,351,281
Allowance for Losses	-	-	(200)	(200)	(200)
Total	12,108,914	9,687,548	1,099,346	22,895,808	20,447,138
Current				21,796,462	19,453,778
Long-term				1,099,346	993,360

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				2011	2010
		Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	25,562,827	(47,098)	-	25,515,729	31,143,673
Government Securities	22,474,346	(29,669)	-	22,444,677	27,882,395
Private Securities	3,088,481	(17,429)	-	3,071,052	3,261,278
Available-for-Sale Securities	80,199,432	-	266,375	80,465,807	64,140,213
Government Securities	40,935,083	-	200,754	41,135,837	32,497,482
Private Securities	39,264,349	-	65,621	39,329,970	31,642,731
Held-to-Maturity Securities	947,320	-	-	947,320	880,459
Government Securities	947,320	-	-	947,320	880,459
Total Securities	106,709,579	(47,098)	266,375	106,928,856	96,164,345
Derivatives (Assets)	4,678,029	609,903	-	5,287,932	4,257,242
Total Securities and Derivatives	111,387,608	562,805	266,375	112,216,788	100,421,587
Current				38,195,739	37,007,670
Long-term				74,021,049	63,413,917
Derivatives (Liabilities)	(4,947,989)	(232,737)	-	(5,180,726)	(4,667,084)
Current				(2,014,088)	(1,492,679)
Long-term				(3,166,638)	(3,174,405)

					Consolidated
				2011	2010
		Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	43,347,060	(47,386)	-	43,299,674	47,230,304
Government Securities	22,737,478	(29,957)	-	22,707,521	28,543,563
Private Securities	2,907,375	(17,429)	-	2,889,946	3,455,878
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	17,702,207	-	-	17,702,207	15,230,863
Available-for-sale Securities	54,761,095	-	364,036	55,125,131	39,542,552
Government Securities	44,538,427	-	298,415	44,836,842	34,061,164
Private Securities	10,222,668	-	65,621	10,288,289	5,481,388
Held-to-Maturity Securities	947,320	-	-	947,320	1,750,160
Government Securities	947,320	-	-	947,320	1,750,160
Total Securities	99,055,475	(47,386)	364,036	99,372,125	88,523,016
Derivatives (Assets)	4,660,540	608,953	-	5,269,493	4,238,576
Total Securities and Derivatives	103,716,015	561,567	364,036	104,641,618	92,761,592
Current				57,501,466	53,456,816
Long-term				47,140,152	39,304,776
Derivatives (Liabilities)	(4,944,547)	(232,728)	-	(5,177,275)	(4,659,517)
Current				(2,010,637)	(1,492,529)
Long-term				(3,166,638)	(3,166,988)

II) Trading Securities

						Bank
					2011	2010
				Adjustment	Carrying	Carrying
Trading Securities			Cost	to Fair Value - Income	Amount	Amount
Government Securities			22,474,346	(29,669)	22,444,677	27,882,395
Treasury Certificates - CFT			69,308	33	69,341	59,165
National Treasury Bills - LTN			8,251,617	(5,002)	8,246,615	3,775,079
Treasury Bills - LFT			416,894	32	416,926	642,735
National Treasury Notes - NTN B			10,119,754	(40,717)	10,079,037	21,069,281
National Treasury Notes - NTN C			600,438	17,966	618,404	689,880
National Treasury Notes - NTN F			2,857,264	(2,397)	2,854,867	1,442,930
Agricultural Debt Securities - TDA			150,199	263	150,462	179,631
Brazilian Foreign Debt Notes			7,834	151	7,985	19,426
Debentures (1)			1,038	2	1,040	4,268
Private Securities			3,088,481	(17,429)	3,071,052	3,261,278
Shares			271,056	(6,038)	265,018	118,261
Receivables Investment Fund - FIDC (2)			30,415	-	30,415	713,712
Investment Fund Shares in Participation - FIP			388,977	-	388,977	372,667
Investment Fund Shares			152,114	-	152,114	3,991
Debentures			2,219,023	(1,311)	2,217,712	1,989,232
Certificates of Real Estate Receivables - CRI			26,896	(10,080)	16,816	63,415
Total			25,562,827	(47,098)	25,515,729	31,143,673

						Bank
						2011
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,978,281	2,274,315	5,027,036	10,165,045	22,444,677
Treasury Certificates - CFT	-	-	-	69,341	-	69,341
National Treasury Bills - LTN	-	4,688,697	777,879	1,144,390	1,635,649	8,246,615
Treasury Bills - LFT	-	30,169	156,242	140,412	90,103	416,926
National Treasury Notes - NTN B	-	64,457	781,117	2,966,446	6,267,017	10,079,037
National Treasury Notes - NTN C	-	5,568	671	-	612,165	618,404
National Treasury Notes - NTN F	-	142,389	493,007	677,229	1,542,242	2,854,867
Agricultural Debt Securities - TDA	-	45,961	65,045	29,218	10,238	150,462
Brazilian Foreign Debt Notes	-	-	354	-	7,631	7,985
Debentures (1)	-	1,040	-	-	-	1,040
Private Securities	806,109	28,866	7,564	22,207	2,206,306	3,071,052
Shares	265,018	-	-	-	-	265,018
Receivables Investment Fund - FIDC (2)	-	-	-	-	30,415	30,415
Investment Fund Shares in Participation - FIP	388,977	-	-	-	-	388,977
Investment Fund Shares	152,114	-	-	-	-	152,114
Debentures	-	12,050	7,564	22,207	2,175,891	2,217,712
Certificates of Real Estate Receivables - CRI	-	16,816	-	-	-	16,816
Total	806,109	5,007,147	2,281,879	5,049,243	12,371,351	25,515,729

						Consolidated
					2011	2010
				Adjustment	Carrying	Carrying
Trading Securities			Cost	to Fair Value - Income	Amount	Amount
Government Securities			22,737,478	(29,957)	22,707,521	28,543,563
Treasury Certificates - CFT			69,308	33	69,341	59,165
National Treasury Bills - LTN			8,251,617	(5,002)	8,246,615	3,775,079
Treasury Bills - LFT			680,026	(256)	679,770	1,269,772
National Treasury Notes - NTN B			10,119,754	(40,717)	10,079,037	21,079,897
National Treasury Notes - NTN C			600,438	17,966	618,404	713,395
National Treasury Notes - NTN F			2,857,264	(2,397)	2,854,867	1,442,930
Agricultural Debt Securities - TDA			150,199	263	150,462	179,631
Brazilian Foreign Debt Notes			7,834	151	7,985	19,426
Debentures (1)			1,038	2	1,040	4,268
Private Securities			2,907,375	(17,429)	2,889,946	3,455,878
Shares			271,056	(6,038)	265,018	118,261
Receivables Investment Fund - FIDC (2)			30,415	-	30,415	713,712
Investment Fund Shares in Participation - FIP			388,977	-	388,977	372,667
Investment Fund Shares			2,068,059	-	2,068,059	2,110,514
Debentures			79,696	(1,311)	78,385	65,404
Certificates of Real Estate Receivables - CRI			27,343	(10,080)	17,263	63,415
Bank Certificates of Deposits - CDB			41,829	-	41,829	11,905
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL			17,702,207	-	17,702,207	15,230,863
Total			43,347,060	(47,386)	43,299,674	47,230,304

						Consolidated
						2011
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,982,617	2,281,302	5,103,558	10,340,044	22,707,521
Treasury Certificates - CFT	-	-	-	69,341	-	69,341
National Treasury Bills - LTN	-	4,688,697	777,879	1,144,390	1,635,649	8,246,615
Treasury Bills - LFT	-	34,505	163,229	216,934	265,102	679,770
National Treasury Notes - NTN B	-	64,457	781,117	2,966,446	6,267,017	10,079,037
National Treasury Notes - NTN C	-	5,568	671	-	612,165	618,404
National Treasury Notes - NTN F	-	142,389	493,007	677,229	1,542,242	2,854,867
Agricultural Debt Securities - TDA	-	45,961	65,045	29,218	10,238	150,462
Brazilian Foreign Debt Notes	-	-	354	-	7,631	7,985
Debentures (1)	-	1,040	-	-	-	1,040
Private Securities	2,722,054	43,203	40,362	22,207	62,120	2,889,946
Shares	265,018	-	-	-	-	265,018
Receivables Investment Fund - FIDC (2)	-	-	-	-	30,415	30,415
Investment Fund Shares in Participation - FIP	388,977	-	-	-	-	388,977
Investment Fund Shares	2,068,059	-	-	-	-	2,068,059
Debentures	-	16,909	7,564	22,207	31,705	78,385
Certificates of Real Estate Receivables - CRI	-	17,263	-	-	-	17,263
Bank Certificates of Deposits - CDB	-	9,031	32,798	-	-	41,829
Equity Fund Shares - Guarantors of Benefit Plans -	17,702,207	-	-	-	-	17,702,207
Total	20,424,261	5,025,820	2,321,664	5,125,765	10,402,164	43,299,674

III) Available-for-Sale Securities

						Bank
					2011	2010
				Adjustment	Carrying	Carrying
Available-for-Sale Securities			Cost	to Fair Value - Equity	Amount	Amount
Government Securities			40,935,083	200,754	41,135,837	32,497,482
Treasury Certificates - CFT			103,556	3,330	106,886	91,187
Securitized Credit			1,377	659	2,036	1,714
National Treasury Bills - LTN			10,072,115	(35,002)	10,037,113	2,498,237
Treasury Bills - LFT			2,842,695	(149)	2,842,546	2,572,567
National Treasury Notes - NTN A			102,077	4,943	107,020	125,754
National Treasury Notes - NTN B			468,093	(4,059)	464,034	2,010,100
National Treasury Notes - NTN C			629,085	365,493	994,578	883,002
National Treasury Notes - NTN F			26,127,208	(138,539)	25,988,669	23,672,215
National Treasury Notes - NTN P			113	(6)	107	96
Agricultural Debt Securities - TDA			16	-	16	31
Foreign Government Securities			385,585	1,523	387,108	372,751
Debentures (1)			203,163	2,561	205,724	269,828
Private Securities			39,264,349	65,621	39,329,970	31,642,731
Shares			782,305	99,588	881,893	775,360
Receivables Investment Fund - FIDC (2)			1,842,648	-	1,842,648	195,719
Investment Fund Shares in Participation - FIP			355,459	-	355,459	5,313
Investment Fund Shares			1,000	-	1,000	-
Debentures			33,465,536	(3,471)	33,462,065	27,508,599
Eurobonds			154,915	(752)	154,163	176,524
Promissory Notes - NP			1,249,074	136	1,249,210	1,853,576
Real Estate Credit Notes - CCI			21,817	1,107	22,924	23,315
Agribusiness Receivables Certificates - CDCA			4,915	(415)	4,500	6,620
Certificates of Real Estate Receivables - CRI			1,386,680	(30,572)	1,356,108	1,097,705
Total			80,199,432	266,375	80,465,807	64,140,213

						Bank
						2011
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,282,637	5,178,330	24,701,742	9,973,128	41,135,837
Treasury Certificates - CFT	-	-	-	106,463	423	106,886
Securitized Credit	-	-	-	-	2,036	2,036
National Treasury Bills - LTN	-	-	-	6,991,798	3,045,315	10,037,113
Treasury Bills - LFT	-	1,234	-	2,509,057	332,255	2,842,546
National Treasury Notes - NTN A	-	864	-	106,156	-	107,020
National Treasury Notes - NTN B	-	1,681	-	-	462,353	464,034
National Treasury Notes - NTN C	-	12,671	-	-	981,907	994,578
National Treasury Notes - NTN F	-	1,257,747	4,791,207	14,790,876	5,148,839	25,988,669
National Treasury Notes - NTN P	-	-	-	107	-	107
Agricultural Debt Securities - TDA	-	1	15	-	-	16
Foreign Government Securities	-	-	387,108	-	-	387,108
Debentures (1)	-	8,439	-	197,285	-	205,724
Private Securities	3,081,000	563,258	502,001	1,954,158	33,229,553	39,329,970
Shares	881,893	-	-	-	-	881,893
Receivables Investment Fund - FIDC (2)	1,842,648	-	-	-	-	1,842,648
Investment Fund Shares in Participation - FIP	355,459	-	-	-	-	355,459
Investment Fund Shares	1,000	-	-	-	-	1,000
Debentures	-	118,088	77,628	1,458,428	31,807,921	33,462,065
Eurobonds	-	197	2	153,964	-	154,163
Promissory Notes - NP	-	415,073	316,418	331,871	185,848	1,249,210
Real Estate Credit Notes - CCI	-	-	3,120	5,421	14,383	22,924
Agribusiness Receivables Certificates - CDCA	-	26	-	4,474	-	4,500
Certificates of Real Estate Receivables - CRI	-	29,874	104,833	-	1,221,401	1,356,108
Total	3,081,000	1,845,895	5,680,331	26,655,900	43,202,681	80,465,807

						Consolidated
					2011	2010
				Adjustment	Carrying	Carrying
Available-for-Sale Securities			Cost	to Fair Value - Equity	Amount	Amount
Government Securities			44,538,427	298,415	44,836,842	34,061,164
Treasury Certificates - CFT			103,556	3,330	106,886	91,187
Securitized Credit			1,377	659	2,036	1,714
National Treasury Bills - LTN			10,113,972	(35,125)	10,078,847	2,744,308
Treasury Bills - LFT			3,888,692	208	3,888,900	2,705,517
National Treasury Notes - NTN A			102,077	4,943	107,020	125,754
National Treasury Notes - NTN B			1,012,030	3,309	1,015,339	2,210,076
National Treasury Notes - NTN C			1,431,631	459,533	1,891,164	953,510
National Treasury Notes - NTN F			27,284,828	(142,517)	27,142,311	24,584,953
National Treasury Notes - NTN P			113	(6)	107	96
Agricultural Debt Securities - TDA			16	-	16	31
Foreign Government Securities			385,585	1,523	387,108	372,751
Debentures (1)			214,550	2,558	217,108	271,267
Private Securities			10,222,668	65,621	10,288,289	5,481,388
Shares			800,818	99,588	900,406	775,360
Receivables Investment Fund - FIDC (2)			1,842,648	-	1,842,648	195,719
Investment Fund Shares in Participation - FIP			355,459	-	355,459	5,313
Investment Fund Shares			1,000	-	1,000	183
Debentures			4,405,342	(3,471)	4,401,871	1,347,073
Eurobonds			154,915	(752)	154,163	176,524
Promissory Notes - NP			1,249,074	136	1,249,210	1,853,576
Real Estate Credit Notes - CCI			21,817	1,107	22,924	23,315
Agribusiness Receivables Certificates - CDCA			4,915	(415)	4,500	6,620
Certificates of Real Estate Receivables - CRI			1,386,680	(30,572)	1,356,108	1,097,705
Total			54,761,095	364,036	55,125,131	39,542,552

						Consolidated
						2011
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,374,904	6,606,149	25,245,123	11,610,666	44,836,842
Treasury Certificates - CFT	-	-	-	106,463	423	106,886
Securitized Credit	-	-	-	-	2,036	2,036
National Treasury Bills - LTN	-	-	-	7,033,532	3,045,315	10,078,847
Treasury Bills - LFT	-	4,969	933,117	2,602,741	348,073	3,888,900
National Treasury Notes - NTN A	-	864	-	106,156	-	107,020
National Treasury Notes - NTN B	-	7,696	3,152	-	1,004,491	1,015,339
National Treasury Notes - NTN C	-	39,514	1,069	-	1,850,581	1,891,164
National Treasury Notes - NTN F	-	1,313,317	5,280,320	15,188,927	5,359,747	27,142,311
National Treasury Notes - NTN P	-	-	-	107	-	107
Agricultural Debt Securities - TDA	-	1	15	-	-	16
Foreign Government Securities	-	-	387,108	-	-	387,108
Debentures (1)	-	8,543	1,368	207,197	-	217,108
Private Securities	3,099,513	563,258	502,001	1,944,248	4,179,269	10,288,289
Shares	900,406	-	-	-	-	900,406
Receivables Investment Fund - FIDC (2)	1,842,648	-	-	-	-	1,842,648
Investment Fund Shares in Participation - FIP	355,459	-	-	-	-	355,459
Investment Fund Shares	1,000	-	-	-	-	1,000
Debentures	-	118,088	77,628	1,448,518	2,757,637	4,401,871
Eurobonds	-	197	2	153,964	-	154,163
Promissory Notes - NP	-	415,073	316,418	331,871	185,848	1,249,210
Real Estate Credit Notes - CCI	-	-	3,120	5,421	14,383	22,924
Agribusiness Receivables Certificates - CDCA	-	26	-	4,474	-	4,500
Certificates of Real Estate Receivables - CRI	-	29,874	104,833	-	1,221,401	1,356,108
Total	3,099,513	1,938,162	7,108,150	27,189,371	15,789,935	55,125,131
(1) Issue of mixed capital company.

(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

IV) Held-to-Maturity Securities

							Bank
							2011
							by Maturity
Held-to-Maturity		Cost/Carrying Amount	Up to	From 3 to	From 1 to	Over
Securities (1)	2011	2010	3 Months	12 Months	3 Years	3 Years	Total
Government
Securities	947,320	880,459	20,302	1,514	1,169	924,335	947,320
National Treasury
Notes - NTN C	943,969	872,061	19,761	-	-	924,208	943,969
National Treasury
Notes - NTN I	3,351	8,398	541	1,514	1,169	127	3,351
Total	947,320	880,459	20,302	1,514	1,169	924,335	947,320

							Consolidated
							2011
							by Maturity
Held-to-Maturity		Cost/Carrying Amount	Up to	From 3 to	From 1 to	Over
Securities (1)	2011	2010	3 Months	12 Months	3 Years	3 Years	Total
Government
Securities	947,320	1,750,160	20,302	1,514	1,169	924,335	947,320
National Treasury
Notes - NTN B	-	236,364	-	-	-	-	-
National Treasury
Notes - NTN C	943,969	1,505,398	19,761	-	-	924,208	943,969
National Treasury
Notes - NTN I	3,351	8,398	541	1,514	1,169	127	3,351
Total	947,320	1,750,160	20,302	1,514	1,169	924,335	947,320

(1) Market value of held-to-maturity securities is R$1,551,650 in the Bank and in the Consolidated (2010 - R$1,374,237 in the Bank and R$2,318,869 in the Consolidated).

According to article 5 of Circular 3068/2001 Bank in June 2011 it was decided to reassignment of financial instruments previously recognized in the category of securities held to maturity in Consolidated, the amount of R$826,896 (cost value) of Treasury Notes national Type B and Type C for the category of securities available for sale, with the recognition of unrealized gains of R$95,809 as a component in shareholders' equity.

The fair value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate, which are considered representative of the market conditions at the balance sheet date.
The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	2011	2010	2011	2010
Income From Fixed-Income Securities	5,533,988	5,157,552	3,979,694	4,018,028
Income From Interbank Investments	2,293,382	2,116,026	1,131,743	1,248,980
Income From Variable-Income Securities	(112,810)	(10,614)	(118,923)	(10,854)
Other	140,231	33,656	88,955	38,352
Total	7,854,791	7,296,620	5,081,469	5,294,506

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

						Bank
			2011			2010
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		188,782	563,595		(237,547)	15,583
Asset	92,237,817	11,166,910	11,473,700	76,737,675	8,903,304	9,064,205
CDI (Interbank Deposit Rates)	34,464,692	11,166,910	11,473,700	25,062,759	6,921,996	7,150,459
Fixed Interest Rate - Reais (1)	4,249,032	-	-	4,453,897	1,981,308	1,913,746
Indexed to Price and Interest Rates	15,027,327	-	-	10,364,554	-	-
Indexed to Foreign Currency	38,470,622	-	-	36,837,379	-	-
Other Indexes	26,144	-	-	19,086	-	-
Liabilities	92,049,035	(10,978,128)	(10,910,105)	76,975,222	(9,140,851)	(9,048,622)
CDI (Interbank Deposit Rates)	23,297,782	-	-	18,140,763	-	-
Fixed Interest Rate - Reais	4,265,453	(16,421)	(62,099)	2,472,589	-	-
Indexed to Price and Interest Rates	17,201,192	(2,173,865)	(1,824,063)	13,436,396	(3,071,842)	(2,953,977)
Indexed to Foreign Currency (1)	47,051,762	(8,581,140)	(8,828,635)	42,802,972	(5,965,593)	(5,997,610)
Other Indexes	232,846	(206,702)	(195,308)	122,502	(103,416)	(97,035)
Options	360,296,056	(49,650)	(28,093)	306,963,116	(257,385)	(206,757)
Purchased Position	153,588,887	228,769	227,350	138,942,266	382,782	258,442
Call Option - US Dollar	999,078	21,149	21,678	6,719,440	182,940	137,641
Put Option - US Dollar	3,731,020	36,783	92,118	4,913,998	68,989	42,738
Call Option - Other (2)	115,881,971	130,829	74,048	45,081,665	76,604	41,813
Put Option - Other (1) (2)	32,976,818	40,008	39,506	82,227,163	54,249	36,250
Sold Position	206,707,169	(278,419)	(255,443)	168,020,850	(640,167)	(465,199)
Call Option - US Dollar	3,775,999	(35,535)	(35,646)	7,021,993	(219,490)	(105,111)
Put Option - US Dollar	3,492,631	(29,678)	(60,036)	6,881,022	(280,406)	(264,783)
Call Option - Other (1) (2)	165,818,232	(166,299)	(125,047)	56,789,989	(91,827)	(62,856)
Put Option - Other (2)	33,620,307	(46,907)	(34,714)	97,327,846	(48,444)	(32,449)
Futures Contracts	60,083,004	-	-	46,694,670	-	-
Purchased Position	25,597,941	-	-	17,807,724	-	-
Exchange Coupon (DDI)	8,057,841	-	-	5,155,507	-	-
Interest Rates (DI1 and DIA)	14,666,195	-	-	9,673,104	-	-
Foreign Currency	2,503,690	-	-	2,659,722	-	-
Indexes (3)	124,542	-	-	75,332	-	-
Treasury Bonds/Notes	237,371	-	-	224,080	-	-
Other	8,302	-	-	19,979	-	-
Sold Position	34,485,063	-	-	28,886,946	-	-
Exchange Coupon (DDI)	11,323,254	-	-	10,226,874	-	-
Interest Rates (DI1 and DIA)	19,877,560	-	-	18,280,878	-	-
Foreign Currency	2,270,062	-	-	376,420	-	-
Indexes (3)	576,501	-	-	2,774	-	-
Treasury Bonds/Notes	437,686	-	-	-	-	-
Forward Contracts and Others	18,801,128	(725,438)	(532,102)	13,464,607	(374,553)	(284,074)
Purchased Commitment	8,944,427	117,462	(144,202)	5,610,567	(416,843)	(421,121)
Currencies	8,939,747	117,462	(144,202)	5,603,300	(416,843)	(421,121)
Other	4,680	-	-	7,267	-	-
Sell Commitment	9,856,701	(842,900)	(387,900)	7,854,040	42,290	137,047
Currencies	9,840,733	(851,076)	(395,258)	7,846,773	42,290	137,047
Other	15,968	8,176	7,358	7,267	-	-

						Consolidated
			2011			2010
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		171,322	545,196		(254,011)	(2,886)
Asset	92,101,922	11,161,792	11,468,582	76,515,024	8,834,315	8,993,339
CDI (Interbank Deposit Rates)	34,396,636	11,161,792	11,468,582	25,000,132	7,011,648	7,240,112
Fixed Interest Rate - Reais (1)	4,181,193	-	-	4,293,873	1,822,667	1,753,227
Indexed to Price and Interest Rates	15,027,327	-	-	10,364,554	-	-
Indexed to Foreign Currency	38,470,622	-	-	36,837,379	-	-
Other Indexes	26,144	-	-	19,086	-	-
Liabilities	91,930,600	(10,990,470)	(10,923,386)	76,769,035	(9,088,326)	(8,996,225)
CDI (Interbank Deposit Rates)	23,234,844	-	-	17,988,484	-	-
Fixed Interest Rate - Reais	4,265,453	(84,260)	(130,338)	2,471,206	-	-
Indexed to Price and Interest Rates	17,201,192	(2,173,865)	(1,824,063)	13,436,396	(3,071,842)	(2,953,977)
Indexed to Foreign Currency (1)	46,996,265	(8,525,643)	(8,773,677)	42,750,447	(5,913,068)	(5,945,213)
Other Indexes	232,846	(206,702)	(195,308)	122,502	(103,416)	(97,035)
Options	360,210,249	(46,238)	(24,682)	306,864,095	(250,014)	(199,387)
Purchased Position	153,588,887	228,769	227,350	138,942,266	382,782	258,442
Call Option - US Dollar	999,078	21,149	21,678	6,719,440	182,940	137,641
Put Option - US Dollar	3,731,020	36,783	92,118	4,913,998	68,989	42,738
Call Option - Other (2)	115,881,971	130,829	74,048	45,081,665	76,604	41,813
Put Option - Other (1) (2)	32,976,818	40,008	39,506	82,227,163	54,249	36,250
Sold Position	206,621,362	(275,007)	(252,032)	167,921,829	(632,796)	(457,829)
Call Option - US Dollar	3,775,999	(35,535)	(35,646)	7,021,993	(219,490)	(105,111)
Put Option - US Dollar	3,492,631	(29,678)	(60,036)	6,881,022	(280,406)	(264,783)
Call Option - Other (1) (2)	165,732,425	(162,887)	(121,636)	56,690,968	(84,456)	(55,486)
Put Option - Other (2)	33,620,307	(46,907)	(34,714)	97,327,846	(48,444)	(32,449)
Futures Contracts	60,083,004	-	-	46,694,670	-	-
Purchased Position	25,597,941	-	-	17,807,724	-	-
Exchange Coupon (DDI)	8,057,841	-	-	5,155,507	-	-
Interest Rates (DI1 and DIA)	14,666,195	-	-	9,673,104	-	-
Foreign Currency	2,503,690	-	-	2,659,722	-	-
Indexes (3)	124,542	-	-	75,332	-	-
Treasury Bonds/Notes	237,371	-	-	224,080	-	-
Other	8,302	-	-	19,979	-	-
Sold Position	34,485,063	-	-	28,886,946	-	-
Exchange Coupon (DDI)	11,323,254	-	-	10,226,874	-	-
Interest Rates (DI1 and DIA)	19,877,560	-	-	18,280,878	-	-
Foreign Currency	2,270,062	-	-	376,420	-	-
Indexes (3)	576,501	-	-	2,774	-	-
Treasury Bonds/Notes	437,686	-	-	-	-	-
Forward Contracts and Others	18,801,128	(725,438)	(532,102)	13,464,607	(374,553)	(284,074)
Purchased Commitment	8,944,427	117,462	(144,202)	5,610,567	(416,843)	(421,121)
Currencies	8,939,747	117,462	(144,202)	5,603,300	(416,843)	(421,121)
Other	4,680	-	-	7,267	-	-
Sell Commitment	9,856,701	(842,900)	(387,900)	7,854,040	42,290	137,047
Currencies	9,840,733	(851,076)	(395,258)	7,846,773	42,290	137,047
Other	15,968	8,176	7,358	7,267	-	-
(1) Includes credit and embedded derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					2011	2010
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		35,386,085	25,606,262	31,245,470	92,237,817	76,737,675
Options		597,679	874,162	358,824,215	360,296,056	306,963,116
Futures Contracts		-	-	60,083,004	60,083,004	46,694,670
Forward Contracts and Others		9,190,187	9,264,143	346,798	18,801,128	13,464,607

						Consolidated
						Notional
					2011	2010
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		35,386,085	25,470,367	31,245,470	92,101,922	76,515,024
Options		597,679	788,355	358,824,215	360,210,249	306,864,095
Futures Contracts		-	-	60,083,004	60,083,004	46,694,670
Forward Contracts and Others		9,190,187	9,264,143	346,798	18,801,128	13,464,607
(1) Includes trades with the BM&FBovespa and other securities and eommodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				2011	2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	15,097,356	29,683,553	47,456,908	92,237,817	76,737,675
Options	237,517,016	120,677,343	2,101,697	360,296,056	306,963,116
Futures Contracts	28,432,197	12,955,361	18,695,446	60,083,004	46,694,670
Forward Contracts and Others	10,196,871	6,173,041	2,431,216	18,801,128	13,464,607

					Consolidated
					Notional
				2011	2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	15,084,294	29,579,681	47,437,947	92,101,922	76,515,024
Options	237,512,726	120,660,181	2,037,342	360,210,249	306,864,095
Futures Contracts	28,432,197	12,955,361	18,695,446	60,083,004	46,694,670
Forward Contracts and Others	10,196,871	6,173,041	2,431,216	18,801,128	13,464,607

IV) Derivatives by Trade Market

					Bank
					Notional
				2011	2010
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	31,419,986	37,538,740	23,279,091	92,237,817	76,737,675
Options	359,890,573	156,273	249,210	360,296,056	306,963,116
Futures Contracts	60,083,004	-	-	60,083,004	46,694,670
Forward Contracts and Others	8,370	11,992,095	6,800,663	18,801,128	13,464,607

					Consolidated
					Notional
				2011	2010
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	31,351,930	37,470,901	23,279,091	92,101,922	76,515,024
Options	359,890,573	156,273	163,403	360,210,249	306,864,095
Futures Contracts	60,083,004	-	-	60,083,004	46,694,670
Forward Contracts and Others	8,370	11,992,095	6,800,663	18,801,128	13,464,607
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management.
In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$479,456 of cost (2010 - R$535,207) and R$416,244 of fair value (2010 -R$536,369). During the period there were no credit events related to events provided for in the contracts.

The required base capital used amounted to R$4,865 (2010 - R$7,523).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank/Consolidated
			2011			2010
			Adjustment			Adjustment
Hedge Instruments	Cost	Fair Value	to Fair Value	Cost	Fair Value	to Fair Value
Swap Contracts	98,677	97,796	(881)	73,279	65,406	(7,873)
Asset	438,138	444,592	6,454	990,747	996,537	5,790
Interbank Deposit Rates - CDI	306,934	308,568	1,634	621,096	625,050	3,954
Indexed to Foreign Currency - Pound	-	-	-	369,651	371,487	1,836
Indexed to Foreign Currency - Libor - US Dollar	131,204	136,024	4,820	-	-	-
Liabilities	(339,461)	(346,796)	(7,335)	(917,468)	(931,131)	(13,663)
Indexed to Foreign Currency - US Dollar	(208,164)	(209,980)	(1,816)	(917,468)	(931,131)	(13,663)
Indexed to Foreign Currency - Fixed Interest
- US Dollar	(131,297)	(136,816)	(5,519)	-	-	-
Hedge Object	341,875	346,805	4,930	879,583	894,467	14,884
Credit Portfolio	341,875	346,805	4,930	509,844	522,784	12,940
Indexed to Foreign Currency - US Dollar	207,526	209,989	2,463	509,844	522,784	12,940
Indexed to Foreign Currency - Fixed Interest
- US Dollar	134,349	136,816	2,467	-	-	-
Borrowings	-	-	-	369,739	371,683	1,944
Indexed to Foreign Currency - Pound	-	-	-	369,739	371,683	1,944

b) Cash Flow Hedge

			Bank/Consolidated
			2011
			Adjustment
Hedge Instruments	Cost	Fair Value	to Fair Value
Swap Contracts (1)	6,846	6,010	(836)
Asset - Indexed to Foreign Currency -Swiss Franc	279,303	299,997	20,694
Liabilities - Indexed to Foreign Currency - Fixed Interest - US Dollar	(272,457)	(293,987)	(21,530)

Objeto de "Hedge"	280,607	-	-
Eurobonds - Indexed to Foreign Currency - Swiss Franc	280,607	-	-

(1) Operation with maturing on December 1, 2014, the effect of marking to market recorded in equity, net of taxes. The effectiveness obtained for this portfolio the hedging is established in accordance with the Bank, and none were found ineffective portion to be accounted in earnings over the period.

In the first quarter of 2011, due to the business strategy, the structures of cash flow hedge which had as object certificate of deposits (CDB) were discontinued. The net effect disclosed as debt in equity will be amortized until January 2012, the remaining term of the hedging instruments.On June 30, 2010, these operations hedge cash flow - future had DI, the Bank and the Consolidated value of R$2,589,166, the effect of marking to market was accounted for in equity in a debt amount of R$232,809, net of taxes and the value curve and the market for bank certificates of deposit - CDB object (hedge) was R$2,434,667. The effectiveness of these operations were in accordance with the Bank and none were found ineffective portion to be accounted in earnings over the period.

VII) Derivatives Financial Instruments Pledged as Guarantee

The amounts pledged to guarantee own and third parties derivative transactions traded on BM&FBovespa are comprised of federal government bonds in the amount of R$6,024,777 (2010 -R$3,490,933) in the Bank and R$6,188,669 (2010 - R$3,586,172) in Consolidated.

VIII) Derivatives Financial Instruments Recorded in Assets and Liabilities

		Bank		Consolidated
	2011	2010	2011	2010
Assets
Swap Differentials Receivable (1)	4,665,175	3,845,636	4,646,736	3,826,970
Option Premiums to Exercise (2)	227,350	258,442	227,350	258,442
Forward Contracts and Others	395,407	153,164	395,407	153,164
Total	5,287,932	4,257,242	5,269,493	4,238,576

Liabilities
Swap Differentials Payable (1)	3,997,774	3,764,647	3,997,734	3,764,450
Option Premiums Launched	255,443	465,199	252,032	457,829
Forward Contracts and Others	927,509	437,238	927,509	437,238
Total	5,180,726	4,667,084	5,177,275	4,659,517
(1) Includes swap options, credit and embedded derivatives.
(2) Includes embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of the Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress amounts generated by the Banco Santander’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of June 30, 2011.

Trading Portfolio
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(41,642)	(80,727)	(67,940)
Coupon - Other Currencies	(1,980)	(19,801)	(99,006)
Fixed Interest Rate - Reais	(2,386)	(23,861)	(119,303)
Shares and Indices	22,291	55,727	111,454
Inflation	(9,107)	(91,072)	(455,361)
Others	(768)	(7,684)	(38,421)
Total (1)	(33,592)	(167,418)	(668,577)
(1) Amounts net of taxes.

The table below summarizes the stress amounts generated by the Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as of June 30, 2011.

Portfolio Banking
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	1,415	14,149	70,745
TR and Long-term Interest Rate (TJLP)	(1,615)	(16,150)	(80,749)
Fixed Interest Rate - Reais	(34,889)	(348,887)	(1,744,434)
Inflation	(1,004)	(10,038)	(50,192)
Total (1) (2)	(36,093)	(360,926)	(1,804,630)
(1)	The Capital market value was calculated with 1.5 year maturity.
(2)	Amounts net of taxes.

Scenarios 2 and 3 above considers the deterioration situations established in CVM Instruction 475, considered as of low probability. According to the strategy defined by Management, if indications of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock above 10 base points on the interest and foreign currencies coupon curves, plus a shock of 10% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above10 base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock above 100 base points on the interest and foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock above 500 base points on the interest and foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 500 base points on the volatility surface of currencies used to price options.

US Dollar Coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other Currencies Coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed Rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

Equities and Rates: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

7. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities).

8. Credit Portfolio and Allowance for Losses

a) Credit Portfolio

		Bank		Consolidated
	2011	2010	2011	2010
Lending Operations	133,301,562	113,169,832	153,419,606	127,316,158
Loans and Discounted Receivables	84,121,375	68,429,356	84,129,727	68,454,340
Financing (1)	30,844,686	29,774,914	50,954,378	43,896,256
Rural, Agricultural and Industrial Financing	4,379,100	4,609,590	4,379,100	4,609,590
Real Estate Financing	13,924,676	10,355,216	13,924,676	10,355,216
Securities Financing	31,725	532	31,725	532
Infrastructure and Development Financing	-	224	-	224
Leasing Operations	258,499	525,898	9,083,424	12,550,738
Advances on Foreign Exchange Contracts (2) (Note 9)	2,253,478	2,275,701	2,253,478	2,275,701
Other Receivables (3)	9,412,085	7,452,247	11,080,139	8,694,134
Total	145,225,624	123,423,678	175,836,647	150,836,731
Current	66,999,836	60,275,626	81,990,366	73,697,571
Long-term	78,225,788	63,148,052	93,846,281	77,139,160

(1) In the first half of 2011, the Bank, through its branch in Grand Cayman, has acquired Banco Santander Spain, under common condition, portfolio consists of contracts for financing and export credit and import-related transactions entered into with customers in Brazil or their foreign affiliates amounting updated of US$876 million, equivalent to R$1,368 million (in 2010 amounting updated of US$716 million, equivalent to R$1,290 million).

(2) Classified as a reduction of “other payables”.
(3) It is comprised by credit guarantee, other receivable - others (debtors for purchase of assets and notes and credits receivable - Note 12) and income receivable over foreign exchange contracts (Note 9).

b) Credit Portfolio by Maturity

		Bank		Consolidated
	2011	2010	2011	2010
Overdue	4,032,004	6,343,697	4,631,569	6,919,612
Due to:
Up to 3 Months	27,117,346	22,477,143	31,825,600	27,259,712
From 3 to 12 Months	39,882,490	37,798,483	50,164,766	46,437,859
Over 12 Months	74,193,784	56,804,355	89,214,712	70,219,548
Total	145,225,624	123,423,678	175,836,647	150,836,731

c) Lease Portfolio at Present Value

		Bank		Consolidated
	2011	2010	2011	2010
Gross Investment in Lease Transactions	310,675	677,299	11,426,896	16,965,957
Lease Receivables	121,968	262,780	7,500,491	10,454,381
Unrealized Residual Values (1)	188,707	414,519	3,926,405	6,511,576
Unearned Income on Lease	(120,010)	(258,913)	(7,290,504)	(10,164,228)
Offsetting Residual Values	(188,707)	(414,519)	(3,926,405)	(6,511,576)
Leased Property and Equipment	810,652	1,085,856	21,027,760	24,107,275
Accumulated Depreciation	(609,365)	(569,995)	(12,726,674)	(11,795,030)
Excess Depreciation	550,440	576,337	9,728,730	9,976,394
Losses on Unamortized Lease	20	17	179,200	165,221
Advances for Guaranteed Residual Value	(495,206)	(570,184)	(9,368,510)	(10,264,329)
Other Assets	-	-	32,931	71,054
Total of Lease Portfolio at Present Value	258,499	525,898	9,083,424	12,550,738
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (income to appropriate related to minimum payments to receive) is R$52,176 (2010 - R$151,401) in the Bank and R$2,343,472 (2010 - R$4,415,219) in the Consolidated.

As of June 30, 2011 and 2010 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	2011	2010	2011	2010
Overdue	7,146	23,409	196,550	277,431
Due to:
Up to 1 Year	136,406	217,451	4,513,456	5,588,545
From 1 to 5 Years	114,931	285,038	4,370,701	6,682,882
Over 5 Years	16	-	2,717	1,880
Total	258,499	525,898	9,083,424	12,550,738

d) Credit Portfolio by Business Sector

					Bank		Consolidated
				2011	2010	2011	2010
Private Sector				145,052,794	123,236,565	175,652,003	150,644,026
Industrial				29,640,976	23,695,982	30,227,109	24,358,952
Commercial				14,921,090	10,485,896	17,278,642	12,341,521
Financial Institutions				125,244	275,003	127,752	278,755
Services and Other (1)				37,941,904	38,084,214	40,068,837	40,312,429
Individuals				58,044,480	46,086,398	83,570,563	68,743,297
Credit Cards				11,707,091	8,869,078	11,707,091	8,869,078
Mortgage Loans				7,647,104	5,609,384	7,647,104	5,609,384
Payroll Loans				11,069,198	8,517,705	11,069,198	8,517,705
Financing and Vehicles Lease				2,982,521	3,800,287	26,759,168	25,025,181
Other				24,638,566	19,289,944	26,388,002	20,721,949
Agricultural				4,379,100	4,609,072	4,379,100	4,609,072
Public Sector				172,830	187,113	184,644	192,705
Federal				4,664	14,238	4,664	14,238
State				158,570	162,991	161,058	162,991
Municipal				9,596	9,884	18,922	15,476
Total				145,225,624	123,423,678	175,836,647	150,836,731
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

e) Classification of Credit Portfolio by Risk Level and Respective Allowance for Loan Losses

							Bank
					Credit Portfolio
	Minimum Allowance			2011	2010		Allowance Required
Risk Level	Required (%)	Current	Past Due (1)	Total	Total	2011	2010
AA	-	58,348,715	-	58,348,715	47,513,555	-	-
A	0.5%	60,520,524	-	60,520,524	54,139,460	302,603	270,697
B	1%	4,328,431	1,593,909	5,922,340	5,211,982	59,223	52,120
C	3%	3,669,490	2,853,361	6,522,851	5,738,485	195,686	172,155
D	10%	1,151,707	2,352,124	3,503,831	2,491,998	350,383	249,200
E	30%	289,443	1,170,797	1,460,240	1,444,680	438,072	433,404
F	50%	163,585	1,852,342	2,015,927	1,499,616	1,007,963	749,808
G	70%	17,783	877,662	895,445	675,227	626,812	472,659
H	100%	225,642	5,810,109	6,035,751	4,708,675	6,035,751	4,708,675
Total		128,715,320	16,510,304	145,225,624	123,423,678	9,016,493	7,108,718
Additional Provision (2)						548,339	757,236
Total Provision						9,564,832	7,865,954

							Consolidated
					Credit Portfolio
	Minimum Allowance			2011	2010		Allowance Required
Risk Level	Required (%)	Current	Past Due (1)	Total	Total	2011	2010
AA	-	60,106,507	-	60,106,507	48,246,721	-	-
A	0.5%	84,862,083	-	84,862,083	75,191,959	424,310	375,960
B	1%	4,557,794	2,671,411	7,229,205	7,108,153	72,292	71,082
C	3%	4,001,273	3,902,095	7,903,368	7,850,285	237,102	235,509
D	10%	1,247,042	2,793,272	4,040,314	2,941,492	404,031	294,149
E	30%	273,616	1,410,290	1,683,906	1,653,221	505,172	495,966
F	50%	164,285	2,062,905	2,227,190	1,681,925	1,113,595	840,963
G	70%	17,967	1,037,320	1,055,287	798,261	738,701	558,783
H	100%	227,085	6,501,702	6,728,787	5,364,714	6,728,787	5,364,714
Total		155,457,652	20,378,995	175,836,647	150,836,731	10,223,990	8,237,126
Additional Provision (2)						589,830	794,952
Total Provision						10,813,820	9,032,078
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio, and the current regulatory requirements and is allocated on each level of risk.

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				2011	2010	2011	2010
Balance at Beginning of Period				7,640,896	8,293,755	8,724,444	9,462,570
Allowances Recognized				4,933,044	4,057,819	5,716,508	4,388,314
Write-offs				(3,009,108)	(4,485,620)	(3,626,554)	(4,819,786)
Other Changes				-	-	(578)	980
Balance at End of Period (1)				9,564,832	7,865,954	10,813,820	9,032,078
Current				1,692,662	1,409,758	2,155,098	1,839,389
Long-term				7,872,170	6,456,196	8,658,722	7,192,689
Recoveries in the Period (2)				953,074	374,270	1,024,214	428,941
(1) Includes allowance for lease portfolio: R$20,689 (2010 - R$60,343) in the Bank and R$513,777 (2010 - R$680,173) in the Consolidated.

(2) It is recorded as financial income in the items lending operations and leasing operations. In the Bankk and Consolidated, it includes results of assigment without recourse, related to the prior operations written-off, in the amount of R$7,337 (2010 - R$44,872).

g) Credit Portfolio Concentration

				Conglomerate
Credit Portfolio and Credit Guarantees (1) , Securities (2)		2011		2010
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	8,577,062	3.8%	8,830,712	4.6%
10 Biggest	22,030,282	9.8%	23,396,682	12.3%
20 Biggest	29,456,051	13.2%	31,027,056	16.3%
50 Biggest	43,731,253	19.5%	45,579,876	23.9%
100 Biggest	56,427,426	25.2%	57,748,464	30.2%
(1) Includes portions of loans to release of the business plan.
(2) Refers to debentures, promissory notes and CRI.
(3) Refers to credit derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			2011	2010
Assets
Rights to Foreign Exchange Sold			13,440,003	15,696,383
Exchange Purchased Pending Settlement			14,097,649	18,871,352
Advances in Local Currency			(203,977)	(258,530)
Income Receivable from Advances and Importing Financing (Note 8.a)			43,623	78,509
Foreign Exchange and Term Documents in Foreign Currencies			2,662	941
Total			27,379,960	34,388,655
Current			27,078,197	32,171,433
Long-term			301,763	2,217,222

Liabilities
Exchange Sold Pending Settlement			13,142,908	15,574,425
Foreign Exchange Purchased			14,366,104	18,788,954
Advances on Foreign Exchange Contracts (Note 8.a)			(2,253,478)	(2,275,701)
Others			9,523	(20,105)
Total			25,265,057	32,067,573
Current			25,042,481	30,857,873
Long-term			222,576	1,209,700

Memorandum Accounts
Open Import Credits			527,928	499,813
Confirmed Export Credits			5,329	21,452

10. Trading Account

		Bank		Consolidated
	2011	2010	2011	2010
Assets
Financial Assets and Pending Settlement Transactions	346,320	456,355	355,770	456,355
Debtors Pending Settlement	47,819	4,437	193,937	236,327
Stock Exchanges - Guarantee Deposits	235,857	361,371	235,857	389,495
Records and Settlement	-	-	26,428	-
Other	83	83	83	83
Total	630,079	822,246	812,075	1,082,260
Current	630,079	822,246	812,075	1,082,260

Liabilities
Financial Assets and Pending Settlement Transactions	315,270	161,144	315,270	196,974
Creditors Pending Settlement	120,367	14,870	300,009	143,660
Creditors for Loan of Shares	168,765	53,557	168,765	53,557
Clearinghouse Transactions	-	-	2,456	64,734
Records and Settlement	1,708	1,325	3,070	3,805
Total	606,110	230,896	789,570	462,730
Current	606,110	230,819	789,570	462,648
Long-term	-	77	-	82

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	December 31, 2010	Recognition	Realization	June 30, 2011
Allowance for Loan Losses	3,987,213	1,993,880	(1,815,638)	4,165,455
Reserve for Civil Contingencies	578,053	60,881	(68,736)	570,198
Reserve for Tax Contingencies	1,965,458	393,484	(80,311)	2,278,631
Reserve for Labor Contingencies	1,011,718	340,850	(289,629)	1,062,939
Amortized Goodwill	189,020	-	(36,129)	152,891
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,762,752	-	(458,446)	1,304,306
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	92,408	40,063	-	132,471
Accrual for Pension Plan	301,201	6,586	-	307,787
Profit Sharing, Bonuses and Personnel Gratuities	272,942	234,994	(294,267)	213,669
Other Temporary Provisions	1,717,343	-	(31,261)	1,686,082
Total Tax Credits on Temporary Differences	11,878,108	3,070,738	(3,074,417)	11,874,429
Tax Loss Carryforwards	152,806	-	(44,117)	108,689
Social Contribution Tax - Executive Act 2,158/2001	727,290	-	(43,709)	683,581
Total Tax Credits	12,758,204	3,070,738	(3,162,243)	12,666,699
Unrecorded Tax Credits (2)	(1,427,846)	-	135,882	(1,291,964)
Balance of Recorded Tax Credits	11,330,358	3,070,738	(3,026,361)	11,374,735
Current	4,925,931			5,313,280
Long-term	6,404,427			6,061,455

				Bank
	December 31, 2009	Recognition	Realization	June 30, 2010
Allowance for Loan Losses	4,191,501	1,961,000	(2,055,782)	4,096,719
Reserve for Civil Contingencies	578,106	96,339	(70,430)	604,015
Reserve for Tax Contingencies	1,366,519	301,185	(51,273)	1,616,431
Reserve for Labor Contingencies	1,148,467	201,701	(244,618)	1,105,550
Amortized Goodwill	261,278	-	(36,129)	225,149
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,706,874	57,836	-	1,764,710
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	201,692	-	(82,225)	119,467
Accrual for Pension Plan	196,416	571	-	196,987
Profit Sharing, Bonuses and Personnel Gratuities	317,970	193,534	(311,090)	200,414
Other Temporary Provisions	1,699,101	-	(108,784)	1,590,317
Total Tax Credits on Temporary Differences	11,667,924	2,812,166	(2,960,331)	11,519,759
Tax Loss Carryforwards	229,949	298,848	-	528,797
Social Contribution Tax - Executive Act 2,158/2001	900,730	-	(105,443)	795,287
Total Tax Credits	12,798,603	3,111,014	(3,065,774)	12,843,843
Unrecorded Tax Credits (2)	(1,583,410)	-	88,931	(1,494,479)
Balance of Recorded Tax Credits	11,215,193	3,111,014	(2,976,843)	11,349,364
Current	5,084,675			5,003,690
Long-term	6,130,518			6,345,674

				Consolidated
	December 31, 2010	Recognition	Realization	June 30, 2011
Allowance for Loan Losses	4,742,363	2,221,716	(1,931,951)	5,032,128
Reserve for Civil Contingencies	612,984	77,222	(79,510)	610,696
Reserve for Tax Contingencies	2,324,538	482,563	(112,007)	2,695,094
Reserve for Labor Contingencies	1,048,747	348,940	(297,658)	1,100,029
Amortized Goodwill	196,963	-	(36,129)	160,834
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,763,688	225	(458,895)	1,305,018
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	94,875	41,938	-	136,813
Accrual for Pension Plan	301,201	6,586	-	307,787
Profit Sharing, Bonuses and Personnel Gratuities	289,289	248,139	(314,952)	222,476
Other Temporary Provisions	1,810,342	28,065	(35,441)	1,802,966
Total Tax Credits on Temporary Differences	13,184,990	3,455,394	(3,266,543)	13,373,841
Tax Loss Carryforwards	1,573,375	18,147	(187,245)	1,404,277
Social Contribution Tax - Executive Act 2,158/2001	741,436	-	(43,709)	697,727
Total Tax Credits	15,499,801	3,473,541	(3,497,497)	15,475,845
Unrecorded Tax Credits (2)	(1,552,411)	(41)	160,621	(1,391,831)
Balance of Recorded Tax Credits	13,947,390	3,473,500	(3,336,876)	14,084,014
Current	5,925,408			6,359,737
Long-term	8,021,982			7,724,277

				Consolidated
	December 31, 2009	Recognition	Realization	June 30, 2010
Allowance for Loan Losses	4,909,822	2,118,271	(2,163,369)	4,864,724
Reserve for Civil Contingencies	616,202	101,375	(77,616)	639,961
Reserve for Tax Contingencies	1,652,054	362,411	(80,868)	1,933,597
Reserve for Labor Contingencies	1,181,531	208,164	(248,839)	1,140,856
Amortized Goodwill	276,638	7	(43,553)	233,092
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,709,200	57,962	(1,306)	1,765,856
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	204,854	343	(82,961)	122,236
Accrual for Pension Plan	196,416	571	-	196,987
Profit Sharing, Bonuses and Personnel Gratuities	332,454	207,832	(329,887)	210,399
Other Temporary Provisions	1,797,714	6,492	(127,802)	1,676,404
Total Tax Credits on Temporary Differences	12,876,885	3,063,428	(3,156,201)	12,784,112
Tax Loss Carryforwards	1,770,055	355,938	(56,712)	2,069,281
Social Contribution Tax - Executive Act 2,158/2001	914,876	-	(105,443)	809,433
Total Tax Credits	15,561,816	3,419,366	(3,318,356)	15,662,826
Unrecorded Tax Credits (2)	(1,743,013)	(2,268)	110,738	(1,634,543)
Balance of Recorded Tax Credits	13,818,803	3,417,098	(3,207,618)	14,028,283
Current	5,597,886			5,552,144
Long-term	8,220,917			8,476,139
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes the unrecorded tax credit related to the increase in social contribution tax rate for financial institutions from 9% to 15%. The social contribution tax amount related to the tax rate increase is accrued in other payables - tax and social security (Note 19).

b) Expected Realization of Recorded Tax Credits

							Bank
							2011
			Temporary Differences	Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2011	2,272,685	1,355,915	35,337	-	-	3,663,937	3,457,444
2012	2,443,783	1,258,951	70,673	108,689	95,103	3,977,199	3,711,672
2013	1,502,312	874,652	36,716	-	85,581	2,499,261	2,279,445
2014	789,803	457,650	2,759	-	101,622	1,351,834	1,066,170
2015	274,618	153,232	2,759	-	182,969	613,578	470,215
2016 to 2018	145,954	76,943	1,380	-	218,306	442,583	356,687
2019 to 2020	37,947	44,017	-	-	-	81,964	33,102
2021 to 2023	6,823	3,088	-	-	-	9,911	-
2024 to 2025	4,549	2,059	-	-	-	6,608	-
After 2025	13,647	6,177	-	-	-	19,824	-
Total	7,492,121	4,232,684	149,624	108,689	683,581	12,666,699	11,374,735

							Consolidated
							2011
			Temporary Differences	Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2011	2,591,756	1,507,692	35,404	184,612	2,446	4,321,910	4,102,812
2012	2,688,781	1,409,228	70,808	506,143	106,803	4,781,763	4,513,850
2013	1,715,823	1,004,939	36,829	332,779	85,581	3,175,951	2,954,352
2014	901,212	526,106	2,849	307,505	101,622	1,839,294	1,491,738
2015	333,259	181,708	2,850	72,969	182,969	773,755	611,595
2016 to 2018	156,130	82,403	1,425	269	218,306	458,533	371,388
2019 to 2020	41,990	46,306	-	-	-	88,296	38,279
2021 to 2023	6,823	3,088	-	-	-	9,911	-
2024 to 2025	4,549	2,059	-	-	-	6,608	-
After 2025	13,647	6,177	-	-	-	19,824	-
Total	8,453,970	4,769,706	150,165	1,404,277	697,727	15,475,845	14,084,014

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Deferred Tax Credits

The total present value of tax credits is R$11,266,974 (2010 - R$11,491,042) in the Bank and R$13,750,173 (2010 - R$13,814,292) in the Consolidated and the present value of recorded tax credits is R$10,205,983 (2010 - R$10,254,150) in the Bank and R$12,608,875 (2010 - R$12,477,868) in the Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative basis and social contribution tax at the rate of 18% (Executive Act 2,158/2001) and the average funding rate projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	2011	2010	2011	2010
Notes and Credits Receivable (Nota 8.a)
Credit Cards	8,082,877	6,192,033	8,082,877	6,192,033
Receivables	1,023,770	838,793	2,683,019	2,072,999
Rural Product Notes	156,534	158,561	156,534	158,561
Escrow Deposits for
Tax Claims	2,903,889	2,890,171	3,973,424	3,659,922
Labor Claims	1,900,098	2,122,142	1,954,615	2,181,760
Others	644,825	514,835	797,593	612,799
Contract Guarantees - Former Controlling Stockholders (Note 22.h)	1,014,603	478,809	1,153,292	480,355
Recoverable Taxes	1,134,858	952,709	2,053,528	1,540,618
Reimbursable Payments	336,973	282,696	352,060	304,205
Salary Advances/Others	624,035	753,618	630,092	758,966
Debtors for Purchase of Assets (Note 8.a)	103,576	161,876	112,381	169,557
Receivable from Affiliates (Note 25.g)	481,621	565,085	-	-
Credit from Insurance Operations	-	-	697,501	166,568
Others	1,419,506	826,283	1,522,550	883,574
Total	19,827,165	16,737,611	24,169,466	19,181,917
Current	12,838,955	8,872,146	15,389,071	9,899,162
Long-term	6,988,210	7,865,465	8,780,395	9,282,755

13. Other Assets

Refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

14. Foreign Branches

The financial position of the Foreign Branch (Grand Cayman agency), converted at the exchange rate prevailing at the balance sheet date and included in the financial statements can be summarized as follows:

	2011	2010
Assets	39,381,382	34,101,706
Current and Long-term Assets	39,304,112	34,012,307
Cash	284,683	260,127
Interbank Investments	3,165,102	3,133,125
Securities and Derivatives Financial Instruments	15,501,124	10,749,635
Lending Operations (1)	17,156,577	15,117,654
Foreign Exchange Portfolio	2,669,588	4,088,375
Others Assets	527,038	663,391
Permanent Assets	77,270	89,399
Liabilities	39,381,382	34,101,706
Current and Long-term Liabilities	24,771,911	24,703,661
Deposits and Money Market Funding	2,696,755	5,187,872
Funds from Acceptance and Issuance of Securities	6,140,820	1,129,453
Borrowings and Onlendings (2)	9,551,484	10,333,523
Subordinated Debt (3)	-	902,926
Foreign Exchange Portfolio	2,757,779	4,176,871
Others Payables (4)	3,625,073	2,973,016
Deferred Income	20,106	21,128
Head Office's Equity (5)	14,589,365	9,376,917
Net Income	631,825	414,719
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3)Operation redeemed as mentioned in Note 20.
(4) Includes sale of the right to receipt future flows of payment orders from abroad (Note 21).
(5) In December 2010, authorized the capital increase of US$3,500 million.

15. Investments in Affiliates and Subsidiaries

					2011
		Number of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct and
		Common Shares		Direct	Indirect
Investments	Activity	and Quotas	Preferred	Participation	Participation
Controlled by Banco Santander
Santander Seguros S.A. (Santander Seguros) (10) (11)	Insurance and Pension Plan	5,625,778	5,625,397	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing)	Leasing	65	32	39.88%	39.88%
Santander Brasil Asset Management Distribuidora de Títulos e	Asset
Valores Mobiliários S.A. (Santander Brasil Asset)	Manager	12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)	Buying Club	3,000	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (SB Consórcio)	Buying Club	92,925	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (RCI Brasil)	Financial	1	1	39.64%	39.64%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito) (1)	Microcredit	43,129,918	-	100.00%	100.00%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (2)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander CHP S.A. (4)	Holding	1,324	-	96.56%	96.56%
Santander Advisory Services S.A. (Advisory)	Others Activities	446	-	100.00%	100.00%
Webmotors S.A.	Others Activities	348,253,362	17,929,313	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet)	Others Activities	8,000		50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap) (11) (12)	Holding	11,251,175	-	100.00%	100.00%
Controlled by Santander Seguros
Santander Brasil Seguros S.A. (SB Seguros)	Insurance	70,284	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização) (11)	Capitalization	64,615	-	-	100.00%
Controlled by Advisory
Santander S.A. Serviços Técnicos, Administrativos
e de Corretagem de Seguros (Santander Serviços) (9)	Insurance Broker	110,769,432	-	-	99.99%
Controlled by CRV DTVM (2)
Santander Securities (Brasil) Corretora de Valores
Mobiliários S.A. (Santander Securities)	Broker	344,283	77,225	-	100.00%
Jointly Controlled Companies
Araguari Real Estate Holding LLC (Araguari)	Holding	43,164	-	50.00%	50.00%
Cibrasec Companhia Brasileira de Securitização (Cibrasec)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	3,859	-	11.11%	11.11%
MS Participações Societárias S.A. (MS Participações) (8)	Other Activities	3,685	-	52.64%	52.64%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Adjusted Net			Results on Investments in
Shareholders' Equity		Income (Loss)		Investments Value	Affiliates and Subsidiaries
	2011	2011	2011	2010	2011	2010
Controlled by Banco Santander
Santander Seguros (10) (11) (13)	1,973,467	211,161	1,973,464	2,473,181	149,485	111,617
Santander Leasing (13)	10,005,226	436,757	7,861,510	9,593,069	287,390	383,739
RCI Leasing	552,729	28,857	220,440	197,061	11,509	7,973
Santander Brasil Asset (13)	157,398	39,635	157,398	173,616	35,645	35,955
Santander Consórcios	4,070	12	4,070	3,910	12	101
SB Consórcio (13)	134,034	19,382	134,034	110,568	15,962	17,643
Banco Bandepe (13)	4,329,947	195,331	4,329,947	4,154,884	75,321	139,951
Aymoré CFI (13)	1,042,414	99,704	1,042,414	867,039	85,864	181,579
RCI Brasil	294,475	24,321	116,566	114,129	9,729	12,826
Microcrédito (1)	13,954	2,224	13,954	12,874	2,224	3,258
CRV DTVM (2) (13)	94,691	10,587	94,691	85,164	8,077	2,539
Santander CCVM (13)	231,492	31,978	231,492	317,440	25,329	21,089
Santander CHP S.A. (4)	48,027	36,104	46,376	3,370	34,863	1,656
Advisory	180,130	20,595	180,130	152,898	20,594	20,996
Webmotors S.A. (13)	58,553	7,666	58,553	47,456	6,156	6,694
Santander Getnet	15,612	2,389	7,806	2,190	1,195	(1,610)
Sancap (11) (12)	511,774	-	-	-	-	-
Agropecuária Tapirapé S.A. (5)	-	-	-	6,897	-	163
Santander S.A. - Corretora de Câmbio e Títulos
(Santander CCT) (3)	-	-	-	-	-	11,192
Real Argentina S.A. (6)	-	-	-	41	-	(11)
Controlled by Santander Seguros
SB Seguros	141,241	17,881	-	-	-	-
Controlled by Sancap
Santander Capitalização (11)	551,742	58,112	551,742	-	37,362	-
Controlled by Advisory
Santander Serviços (9)	162,659	20,251	-	-	-	-
Controlled by CRV DTVM (2)
Santander Securities	73,704	1,842	-	-	-	-
Jointly Controlled Companies
Araguari	171,614	-	85,807	99,021	-	-
Cibrasec (13)	76,623	11,858	10,448	9,714	1,114	(91)
Norchem Participações	54,080	3,077	27,040	27,194	1,538	1,101
EBP	5,439	(6,006)	604	1,994	(667)	(543)
MS Participações (8)	6,791	(209)	3,577	-	(108)	-
Celta Holding S.A. (7)	-	-	-	59,496	-	522
Affiliate
Norchem Holding	100,259	7,726	21,806	21,389	1,681	844
Total Bank			17,173,869	18,534,595	810,275	959,183
Jointly Controlled Companies and Affiliate
MS Participações (8)			3,577	-	(108)	-
Norchem Holding			21,806	21,389	1,681	844
Total Consolidated			25,383	21,389	1,573	844

(1) On June 30, 2010 was approved the change in the name of Real Microcrédito Assessoria financeira S.A. to Santander Microcrédito Assessoria Financeira S.A.
(2) On June 30, 2010, was approved  the change in the name of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários. to Companhia Santander de Valores - Distribuidora de Títulos e Valores Mobiliários was approved and on October 18,2010, the name was changed to CRV Distribuidora de Títulos e Valores Mobiliários S.A.
(3) Company merged into Santander CCVM on March 31, 2010.
(4) On July 15, 2010, was approved the change in the name of Real CHP S.A. to Santander CHP S.A.
(5) Company merged into Santander CHP S.A. on Februrary 28, 2011.
(6) Company liquidated on November 18, 2010.
(7) Company sold on October 28, 2010.
(8) Participation acquired on February, 2011.
(9) The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora and Santander Serviços, its shareholders approved the merger of the Real Corretora into Santander Serviços, based on their net book values at the base date of September 30, 2010.
(10) In a meeting held on July 13, 2011, the Board of Directors of Banco Santander approved the conclusion of the final documents of the sale of all shares issued by its wholly owned subsidiary, Santander Insurance (Note 37).
(11) The Extraordinary Shareholders’ Meeting held on 29 April 2011 approved the Instrument of Protocol and Justification of Partial Spin-off version of Santander Seguros with spun-off portion of its assets to a new company, formed in the act of partial division, under the corporate name of Sancap Investimentos e Participações SA (Sancap) (Note 37).
12) The Sancap is in the process of constitution (Note 37).
(13) The equity income does not include the interest on the outstanding equity in the period, which are presented in other operating revenues (Note 30).

16. Property and Equipment

				Bank
			2011	2010
	Cost	Depreciation	Net	Net
Real Estate	2,138,728	(405,875)	1,732,853	1,236,897
Land	708,390	-	708,390	684,787
Buildings	1,430,338	(405,875)	1,024,463	552,110
Others	5,870,855	(3,145,256)	2,725,599	2,641,006
Installations, Furniture and Equipment	1,351,060	(521,819)	829,241	498,038
Data Processing Equipment	1,859,898	(1,388,539)	471,359	471,333
Leasehold Improvements	1,845,828	(805,704)	1,040,124	620,672
Security and Communication Equipment	409,143	(224,158)	184,985	127,834
Others	404,926	(205,036)	199,890	923,129
Total	8,009,583	(3,551,131)	4,458,452	3,877,903

				Consolidated
			2011	2010
	Cost	Depreciation	Net	Net
Real Estate	2,142,963	(407,979)	1,734,984	1,238,972
Land	710,945	-	710,945	687,342
Buildings	1,432,018	(407,979)	1,024,039	551,630
Others	5,933,061	(3,177,961)	2,755,100	2,700,097
Installations, Furniture and Equipment	1,359,086	(526,063)	833,023	505,380
Data Processing Equipment	1,867,749	(1,395,222)	472,527	478,895
Leasehold Improvements	1,885,221	(821,496)	1,063,725	628,700
Security and Communication Equipment	413,287	(227,880)	185,407	128,580
Others	407,718	(207,300)	200,418	958,542
Total	8,076,024	(3,585,940)	4,490,084	3,939,069

17. Intangibles

				Bank
			2011	2010
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,892,976	(8,899,969)	17,993,007	21,096,502
Intangible Assets Others	5,898,044	(2,902,486)	2,995,558	2,489,817
Acquisition and Development of Software	2,885,404	(968,994)	1,916,410	1,459,445
Exclusivity Contracts for Provision of Banking Services	2,997,426	(1,932,801)	1,064,625	1,029,764
Others	15,214	(691)	14,523	608
Total	32,791,020	(11,802,455)	20,988,565	23,586,319

				Consolidated
			2011	2010
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	28,013,187	(9,154,764)	18,858,423	22,030,581
Others Intangible Assets	6,039,707	(2,940,557)	3,099,150	2,574,605
Acquisition and Development of Software	2,966,200	(1,006,083)	1,960,117	1,483,817
Exclusivity Contracts for Provision of Banking Services	2,997,426	(1,932,801)	1,064,625	1,029,764
Others	76,081	(1,673)	74,408	61,024
Total	34,052,894	(12,095,321)	21,957,573	24,605,186

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired, and was allocated according to the operating segments.

The basis used for the impairment test is the value in use for this purpose, management estimates cash flows, which is subject to a number of factors, such as: (i) macroeconomic projections of interest, inflation, foreign exchange, and other rates; (ii) behavior of the growth estimates for the Brazilian financial system; (iii) cost increases, returns, synergies, and investment plans; and (iv) customer behavior; (v) the growth rate and the adjustments are applied to cash flows on a continuous basis. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

The impairment test of goodwill was conducted in December 31, 2010, and for the current period was not identified any evidence of loss in value.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					2011	2010
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,304,905	-	-	-	14,304,905	13,708,255
Savings Deposits	30,299,045	-	-	-	30,299,045	26,721,311
Interbank Deposits	-	564,153	20,544,871	16,842,677	37,951,701	34,469,457
Time Deposits	374,632	10,223,563	12,140,542	52,195,659	74,934,396	60,705,800
Other Deposits	-	-	-	-	-	398,080
Total	44,978,582	10,787,716	32,685,413	69,038,336	157,490,047	136,002,903
Current					88,451,711	78,722,534
Long-term					69,038,336	57,280,369

						Consolidated
					2011	2010
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,073,386	-	-	-	14,073,386	13,469,497
Savings Deposits	30,299,045	-	-	-	30,299,045	26,721,311
Interbank Deposits	-	855,244	777,606	650,202	2,283,052	1,144,821
Time Deposits	374,632	10,223,227	12,227,905	52,195,652	75,021,416	60,781,333
Others Deposits	-	-	-	-	-	398,080
Total	44,747,063	11,078,471	13,005,511	52,845,854	121,676,899	102,515,042
Current					68,831,045	68,225,649
Long-term					52,845,854	34,289,393

b) Money Market Funding

					Bank
				2011	2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	42,235,452	4,659,918	20,219,711	67,115,081	64,507,503
Third Parties	361,497	-	-	361,497	15,501
Linked to Trading Portfolio Operations	5,078,638	4,843,877	-	9,922,515	6,033,116
Total	47,675,587	9,503,795	20,219,711	77,399,093	70,556,120
Current				57,179,382	59,741,634
Long-term				20,219,711	10,814,486

					Consolidated
				2011	2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	39,935,147	4,592,832	20,000,535	64,528,514	64,157,371
Third Parties	361,497	-	-	361,497	15,501
Linked to Trading Portfolio Operations	5,078,638	4,843,877	-	9,922,515	6,033,116
Total	45,375,282	9,436,709	20,000,535	74,812,526	70,205,988
Current				54,811,991	59,482,713
Long-term				20,000,535	10,723,275

c) Funds from Acceptance and Issuance of Securities

					Bank
				2011	2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage, Credit and Similar Notes	2,723,491	6,744,337	14,576,186	24,044,014	8,014,889
Real Estate Credit Notes	2,186,254	5,823,479	233,463	8,243,196	6,547,354
Agribusiness Credit Notes	537,237	349,215	31,032	917,484	955,960
Treasury Bills (1)	-	571,643	14,311,691	14,883,334	511,575
Securities Issued Abroad	477,964	896,095	5,346,729	6,720,788	2,575,187
Total	3,201,455	7,640,432	19,922,915	30,764,802	10,590,076
Current				10,841,887	7,882,085
Long-term				19,922,915	2,707,991

					Consolidated
				2011	2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	104,005	130,257	565,862	800,124	544,125
Real Estate Credit Notes, Mortgage, Credit and Similar Notes	2,723,491	6,746,523	14,582,700	24,052,714	8,027,981
Real Estate Credit Notes	2,186,254	5,825,665	239,977	8,251,896	6,560,446
Agribusiness Credit Notes	537,237	349,215	31,032	917,484	955,960
Treasury Bills	-	571,643	14,311,691	14,883,334	511,575
Securities Issued Abroad	477,964	896,095	5,346,729	6,720,788	2,575,187
Total	3,305,460	7,772,875	20,495,291	31,573,626	11,147,293
Current				11,078,335	8,103,051
Long-term				20,495,291	3,044,242

(1) In 2010, CMN has established that financial institutions could send Treasury Bills. This instrument is used as a mechanism to broaden the market for long-term financing, the main features: minimum of two years, minimum denomination of R$300 thousand and allowed the sender to ransom in advance only 5% of the amount issue.

							Bank/Consolidated
						2011	2010
Securities Issued Issue	Issuance	Maturity	Currency		Interest Rate (p.a)	Total	Total
Eurobonds	March-11	March-14	US$		Libor + 2,1%	1,874,631	-
Eurobonds	April and November-10	April-15	US$		4.5%	1,354,173	908,233
Eurobonds	January-11	January-16	US$		4.3%	1,346,829	-
Eurobonds	December-10	December-11	US$		Zero Cupom	692,730	-
Eurobonds	April-11	July-11	US$		Zero Cupom	400,993	-
Eurobonds	November-05	November-13	R$		17.1%	333,182	471,581
Eurobonds	June-11	December-14	US$		3.1%	280,607	-
Eurobonds	March-05	March-13	R$		17.0%	169,223	169,353
Eurobonds (1)	June-07	May-17	R$		FDIC	29,884	32,716
Other						238,536	993,304
Total						6,720,788	2,575,187
(1) Indexed to Credit Event Notes.

d) Money Market Funding Expenses

					Bank		Consolidated
				2011	2010	2011	2010
Time Deposits				3,474,911	2,735,532	3,480,470	2,740,450
Savings Deposits				974,658	747,020	974,658	747,020
Interbank Deposits				1,936,722	1,506,894	121,852	40,428
Money Market Funding				3,862,576	2,209,790	3,724,191	2,196,155
Others (1)				2,231,735	2,135,841	2,310,056	2,181,594
Total				12,480,602	9,335,077	10,611,227	7,905,647
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				2011	2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Local Borrowings	-	-	-	-	274,664
Foreign Borrowings	4,277,823	7,118,476	1,982,765	13,379,064	12,977,623
Import and Export Financing Lines	3,538,775	6,974,427	1,655,607	12,168,809	12,162,752
Others Credit Lines	739,048	144,049	327,158	1,210,255	814,871
Domestic Onlendings	986,088	3,363,401	6,911,377	11,260,866	9,082,645
Foreign Onlendings	35,234	570,981	384,130	990,345	1,625,088
Total	5,299,145	11,052,858	9,278,272	25,630,275	23,960,020
Current				16,352,003	14,417,954
Long-term				9,278,272	9,542,066

					Consolidated
				2011	2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Local Borrowings	-	-	-	-	278,740
Foreign Borrowings	4,277,823	7,118,476	1,982,765	13,379,064	12,977,623
Import and Export Financing Lines	3,538,775	6,974,427	1,655,607	12,168,809	12,162,752
Others Credit Lines	739,048	144,049	327,158	1,210,255	814,871
Domestic Onlendings	986,088	3,363,401	6,911,377	11,260,866	9,082,645
Foreign Onlendings	35,234	570,981	384,130	990,345	1,625,088
Total	5,299,145	11,052,858	9,278,272	25,630,275	23,964,096
Current				16,352,003	14,422,030
Long-term				9,278,272	9,542,066

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2016 (2010 - through 2015) and subject to financial charges corresponding to exchange variation plus interest ranging from 0.4% p.a. to 12.5% p.a. (2010 - 0.4% p.a. to 8.5% p.a).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the Banco Nacional de Desenvolvimento Econômico e Social , or US dollar exchange variation, plus interest rate in accordance with the operating policies of the System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1,3% p.a. to 2,1% p.a. (2010 - 1.3% p.a. to 6.8% p.a.) and exchange rate change falling due through 2014 (2010 -through 2014).

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

		Bank		Consolidated
	2011	2010	2011	2010
Reserve for Tax Contingencies (Note 22.b)	7,062,137	5,613,072	8,951,741	7,188,939
Reserve for Tax Contingencies - Responsibility of Former Controlling Stockholders (Note 22.h)	987,747	429,549	1,126,126	430,367
Provision for Deferred Taxes	929,380	1,424,281	3,310,247	3,814,176
Accrued Taxes on Income	661,730	-	1,218,453	321,281
Taxes Payable	376,102	304,346	445,485	312,861
Total	10,017,096	7,771,248	15,052,052	12,067,624
Current	7,072,996	4,834,216	9,426,098	6,391,674
Long-term	2,944,100	2,937,032	5,625,954	5,675,950

Nature and Origin of Deferred Tax Liabilities

				Bank
		December 31, 2010	Realization	June 30, 2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,037,424	(522,999)	514,425
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		306,613	(31,442)	275,171
Excess Depreciation of Leased Assets		145,557	(7,947)	137,610
Others		2,174	-	2,174
Total		1,491,768	(562,388)	929,380

				Bank
		December 31, 2009	Recognition	June 30, 2010
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,037,424	-	1,037,424
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		231,863	8,736	240,599
Excess Depreciation of Leased Assets		116,834	27,250	144,084
Others		2,174	-	2,174
Total		1,388,295	35,986	1,424,281

				Consolidated
	December 31, 2010	Recognition	Realization	June 30, 2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,037,461	-	(523,009)	514,452
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	352,104	38,042	(32,011)	358,135
Excess Depreciation of Leased Assets	2,532,224	32,402	(129,429)	2,435,197
Other	2,479	-	(16)	2,463
Total	3,924,268	70,444	(684,465)	3,310,247

						Consolidated June 30, 2010
			December 31, 2009	Recognition	Realization
Adjustment to Fair Value of Trading Securities and Derivatives (1)			1,041,733	2	(4,261)	1,037,474
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			264,815	12,415	(92)	277,138
Excess Depreciation of Leased Assets			2,198,299	298,769	-	2,497,068
Others			2,542	-	(46)	2,496
Total			3,507,389	311,186	(4,399)	3,814,176
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

20. Subordinated Debts

Consist of securities issued according to the rules of the Bacen, which are used as Tier II Regulatory Capital for calculating the operating limits.

					2011 Total	Bank/Consolidated 2010 Total

	Issuance	Maturity	Amount	Interest Rate (p.a.)
Subordinated Certificates of Deposit (1)	June-06	July-16	R$1,500 million	105.0% CDI	2,640,741	2,365,727
Subordinated Certificates of Deposit (1)	October-06	September-16	R$850 million	104.5% CDI	1,429,628	1,281,414
Subordinated Certificates of Deposit (1)	July-07	July-14	R$885 million	104.5% CDI	1,346,609	1,207,001
Subordinated Certificates of Deposit (1)	April-08	April-13	R$600 million	100.0% CDI + 1.3%	865,143	769,495
Subordinated Certificates of Deposit (1)	April-08	April-13	R$555 million	100.0% CDI + 1.0%	798,503	711,980
Subordinated Certificates of Deposit (1)	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	776,060	695,603
Subordinated Certificates of Deposit (1)	January-07	January-13	R$300 million	104.0% CDI	486,938	436,684
Subordinated Certificates of Deposit (1)	August-07	August-13	R$300 million	100.0% CDI + 0.4%	454,720	407,750
Subordinated Certificates of Deposit (1)	January-07	January-14	R$250 million	104.5% CDI	406,623	364,467
Subordinated Certificates of Deposit (1) (2)	May-08 to June-08	May-13 to May-18	R$283 million	CDI	397,413	354,307
Subordinated Certificates of Deposit (1) (3)	May-08 to June-08	May-13 to June-18	R$268 million	IPCA	405,162	350,568
Subordinated Certificates of Deposit (1)	November-08	November-14	R$100 million	120.5% CDI	136,620	120,422
Subordinated Certificates of Deposit (1)	February-08	February-13	R$85 million	IPCA +7.9%	132,131	114,937
Perpetual Bonds (4) (5)	September-05	Indeterminate	US$500 million	8.7%	-	902,926
Total					10,276,291	10,083,281
Current					-	2,177
Long-term					10,276,291	10,081,104
(1) Subordinated Certificates of Deposit issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.7% p.a.
(4) On September 20, 2010, was redeemed in advance the Perpetual Bonds, issued by the Grand Cayman branch pursuant to authorization by the Bacen in August 4, 2010.

(5) The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A".

21. Others Payables - Other
		Bank		Consolidated
	2011	2010	2011	2010
Credit Cards	7,405,026	5,078,122	7,405,026	5,078,122
Reserve for Labor and Civil Contingencies (Note 22.b)	4,311,246	4,536,632	4,511,828	4,721,732
Sale of the Right to Receipt Future Flows of Payment Orders from Abroad (1)	1,829,026	1,305,794	1,829,026	1,305,794
Employee Benefit Plans (Note 34)	1,197,576	858,203	1,197,576	858,203
Payables for Acquisition of Assets and Rights (2)	362,489	818,823	362,489	823,701
Reserve for Contingencies - Responsibility of Former Controlling Stockholders (Note 22.h)	26,856	49,260	27,166	49,988
Accrued Liabilities
Personnel Expenses	1,057,284	894,967	1,106,568	938,685
Administrative Expenses	71,140	97,985	116,631	122,579
Other Payments	168,191	148,516	212,211	210,268
Insurance Transaction Debts	-	-	317,450	129,593
Creditors for Unreleased Funds	504,112	299,410	504,112	299,410
Provision of Payment Services	105,350	165,684	105,350	165,684
Agreements with Official Institutions	87,569	117,703	87,569	117,703
Payables to Suppliers	247,128	178,217	273,681	189,582
Others	1,573,469	1,899,053	1,856,878	2,147,881
Total	18,946,462	16,448,369	19,913,561	17,158,925
Current	12,270,276	10,027,134	12,889,417	10,519,035
Long-term	6,676,186	6,421,235	7,024,144	6,639,890

(1) Obligation incurred from sale of rights of receipt of future flow of payment orders received from correspondent banks abroad. Includes the issuance of the Series 2004-1 in the amount of US$49 million (2010 - US$144 million), with charges of 5.5% a payable semiannually until September 2011, Series 2008-1 in the amount of US$157 million (2010 - US$190 million), with charges of 6.2% pa payable semiannually until March 2015, Series 2008-2 in the amount of US$400 million, with charges at the Libor (6 months) + 0.8% payable semiannually, with principal paid in 6 semi annual installments from March 2012 to September 2014, Series 2009-1 in the amount of US$50 million, with charges at the Libor (6 months) + 2.1% a payable semiannually, with principal paid in 6 semi-annual installments from March 2012 to September 2014, Series 2009-2 amounting to US$50 million, with interest of 6.3% per annum, payable semiannually, with principal paid in 14 semiannual installments from March 2013 to September 2019, Series 2010-1 in the amount of US$247 million, with charges at the rate Libor + 1.5% per annum, payable semiannually, with principal payable in semiannual installments from March 7, 2013 to March 2016, Series 2011-1 in the amount of US$100 million, with charges of 4.2% pa payable semiannually, with principal paid in 9 semiannual installments from March 2014 to March 2018 and the series 2011-2 in the amount of US$150 million, with of 1.7% pa payable semiannually, with principal payable in 5 semi-annual installments from March 2014 to March 2016.
(2) Refers basically to export note loan operations in the amount of R$304,177 (2010 - R$774,377).

22. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties in judicial and administrative proceedings involving tax, labor and civil matters arising in the normal course of their business.

Reserves were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Banco Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations the tax and social security were fully recognized in the financial statements.

Management understands that the recognized reserves are sufficient to cover possible losses on the lawsuits.

a) Contingent Assets
In the Bank and Consolidated, on June 30, 2011 and 2010 no contingent assets were accounted.

b) Contingent Labilities and Legal Obligations by Nature

				Bank		Consolidated
			2011	2010	2011	2010
Reserve for Tax Contingencies (1) (Note 19)			7,062,137	5,613,072	8,951,741	7,188,939
Reserve for Labor and Civil Contingencies (Note 21)			4,311,246	4,536,632	4,511,828	4,721,732
Reserve for Labor Contingencies			2,857,248	2,931,943	2,955,876	3,026,655
Reserve for Civil Contingencies			1,453,998	1,604,689	1,555,952	1,695,077
Total			11,373,383	10,149,704	13,463,569	11,910,671
(1) Includes, mainly, legal obligations.

c) Changes in Contingent Liabilities and Legal Obligations

						Bank
			2011			2010
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of Period	6,523,044	2,709,904	1,482,239	5,003,557	3,005,466	1,541,632
Recognition Net of Reversal (1)	807,074	726,081	27,040	470,926	215,379	183,571
Inflation Adjustment	284,160	131,476	70,280	142,059	122,029	64,891
Write-offs Due to Payment	(3,136)	(680,533)	(160,507)	(3,470)	(440,594)	(185,405)
Others (2)	(549,005)	(29,680)	34,946	-	29,663	-
Balance at End of Period	7,062,137	2,857,248	1,453,998	5,613,072	2,931,943	1,604,689
Escrow Deposits - Others Receivables	783,482	812,188	138,832	914,605	763,726	112,885
Escrow Deposits - Securities	23,981	54,706	3,488	41,939	47,666	58,364
Total Escrow Deposits (3)	807,463	866,894	142,320	956,544	811,392	171,249

						Consolidated
			2011			2010
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of Period	8,302,715	2,808,836	1,571,006	6,434,315	3,094,615	1,637,408
Recognition Net of Reversal (1)	981,076	740,546	61,608	614,086	224,352	188,269
Inflation Adjustment	354,267	137,201	75,756	183,290	127,335	70,308
Write-offs Due to Payment	(3,494)	(701,027)	(187,364)	(42,752)	(449,310)	(200,908)
Others (2)	(682,823)	(29,680)	34,946	-	29,663	-
Balance at End of Period	8,951,741	2,955,876	1,555,952	7,188,939	3,026,655	1,695,077
Escrow Deposits - Other Receivables	1,484,844	833,172	160,753	1,270,514	789,153	136,482
Escrow Deposits - Securities	31,075	54,706	3,488	48,439	47,666	58,471
Total Escrow Deposits (3)	1,515,919	887,878	164,241	1,318,953	836,819	194,953
(1) There are tax risks in contingent tax and legal liabilities recognition in the period, under tax expenses, other operating expenses and income tax and social contribution.
(2) They refer mainly to transfer to Reserve for Contingencies - Responsibility of Former Controlling Stockholders
(3) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal Obligations - Tax and Social Security
The main judicial and administrative proceedings involving tax and social security obligations are:

PIS and Cofins - R$5,429,379 in the Bank and R$6,063,050 in the Consolidated (2010 - R$3,822,252 in the Bank and R$4,277,113 in the Consolidated): lawsuit filed by several companies of the Conglomerate Santander against the provisions of article 3, paragraph 1 of Law 9,718/1998, pursuant to which PIS and Cofins must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

CSLL - Equal Tax Treatment - R$3,387 in the Bank and R$58,210 in the Consolidated (2010 - R$182,398 in the Bank and R$271,347 in the Consolidated): lawsuits filed by several companies of the Conglomerate Santander challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%).

Increase in CSLL Tax Rate - R$535,718 in the Bank and R$1,122,733 in the Consolidated (2010 - R$311,015 in the Bank and R$690,251 in the Consolidated): the Banco Santander and other companies of the Group filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

e) Tax and Social Security Contingencies

Refer to judicial and administrative proceedings related to taxes and social security classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded. The matters in dispute refer to the following:
Service Tax (ISS) - Financial Institutions - R$320,067 in the Bank and R$506,212 in the Consolidated (2010 - R$269,553 in the Bank and R$427,917 in the Consolidated): refers to discussions in several companies in administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service.

Social Security Contribution (INSS) - R$333,938 in the Bank and R$357,649 in the Consolidated (2010 - R$190,528 in the Bank and R$217,939 in the Consolidated): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the of Social Security contribution.

f) Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

g) Civil Contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.
Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Bank's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position's by the moment is against the bank. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the bank in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. On April 14, 2010, the STJ decided that the period of prescription for class actions regarding Economic plans in five years from each Economic plans dates. With this decision, most actions, such as were proposed after a period of 5 years will probably be dismissed, reducing the involved values. Banco Santander believes that its defense's arguments can be well succeed.

h) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$987,747, R$15,985 and R$10,871 (2010 - R$429,549, R$38,463 and R$10,797) in the Bank and R$1,126,126, R$15,985 and R$11,181 (2010 -R$430,367, R$38,775 and R$11,213) in the Consolidated, respectively, recorded under “other payables - tax and social security” (Note 19) and “other payables - other” (Note 21) which responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed, these lawsuits have guarantees of integral reimbursement by the forme controlling stockholders, whose respective rights were recorded under “other receivables - other” (Note 12).

i) Contingent Liabilities Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for. The main lawsuits are:
CPMF (Tax on Banking Transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. (Produban Informática) and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals (CARF), previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$550 million.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander. The notice refer to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006, on amounts reimbursed by our former controlling shareholder for payments made by us that were the responsibility of the former controlling shareholder. The Federal Revenue Service deemed the amounts to be taxable income and not reimbursements. The updated amount of all the proceedings is approximately R$620 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$399 million.

Credit Losses - administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$205 million.

CSLL - Equal Tax Treatment - Constitutional Amendment 10 from 1996 - lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. The adjusted amount involved is approximately R$107 million.

CSLL - Favorable and Unappealable Decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The Bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. The updated amount involved is approximately R$163 million.

IRPJ and CSLL - Capital Gain - in December 2010 the Federal Revenue Service issued an infraction notice against Santander Seguros (legal successor of ABN Brasil Dois Participações S.A. (AAB Dois Par)) in the total amount of R$197 million with respect to IRPJ and CSLL related to 2005, asserting that the capital gain in the sale of the Real Seguros stocks from ABN Group to Tokio Marine was taxed at a lower tax rate, 15%, instead of 34%. The amount involved is R$205 million.

Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, admitted until May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

23. Stockholders’ Equity

a) Capital

According to the bylaws, the Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			2011			2010
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	38,087,386	36,131,697	74,219,083	33,532,382	31,991,432	65,523,814
Foreign Residents	174,754,346	150,070,688	324,825,034	179,309,350	154,210,953	333,520,303
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130, without the issuance of new shares, through the incorporation of capital reserves which was ratified by Bacen on June 24, 2010.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Banco Santander.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

				2011
	In Thousands of		Brazilian Reais per Thousand Shares/Units
	Brazilian Reais (5)	Common	Preferred	Units
Interest on Capital (1)	600,000	1.4366	1.5802	158.0216
Interim Dividends (2)	273,840	0.6556	0.7212	72.1211
Interim Dividends (2)	476,160	1.1401	1.2541	125.4059
Interest on Capital (3)	550,000	1.3168	1.4485	144.8532
Interim Dividends (4)	100,000	0.2394	0.2634	26.3369
Total Accumulated as of June 30, 2011	2,000,000
(1) Established by the Board of Directors in March 2011, common shares - R$1.2211, preferred shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by Board of Directors in May 2011.
(3) Established by Board of Directors in June 2011, shares - R$1,1193, preferred shares - R$ 1,2313 and Units - R$123,1252, net of taxes.
(4) Established by Board of Directors in June 2011.

(5) The amount of interim dividend and interest on capital were fully attributed to the mandatory dividend for the fiscal year, 2011 and will be paid on a date to be timely informed, without any monetary compensation.

				2010
	In Thousands of		Brazilian Reais per Thousand Shares/Units
	Brazilian Reais (5)	Common	Preferred	Units
Interest on Capital (1) (4)	400,000	0.9577	1.0535	105.3477
Interest on Capital (2) (4)	400,000	0.9577	1.0535	105.3477
Interim Dividends (3) (4)	500,000	1.1971	1.3168	131.6847
Total Accumulated as of June 30, 2010	1,300,000
(1) Established by the Board of Directors in March, 2010, common shares - R$0.8141 and preferred shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010, common shares - R$0.8141 and preferred shares - R$0.8955 and Units - R$89.5456, net of taxes.
(3) Established by the Board of Directors in June, 2010.
(4) The amounts for the interest on capital and intermediate dividends were paid on August 25, 2010.
(5) The amount of interim dividend and interest on capital were fully attributed to the mandatory dividend for the fiscal year, 2010.

c) Dividend Equalization Reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Strategic Partner of Santander Conglomerate in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Grupo Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float before the end of 2014. Up to the moment of this publication, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

e) Buyback Program for Banco Santander´s Units

In November 9, 2010, the Board of Directors approved in the meeting held on this date the buyback program for Banco Santander´s depositary share certificates (Units), to be held in treasury and subsequently sold (Buyback Program). The Buyback Program will cover the acquisition of up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares which, on September 30, 2010, corresponding to approximately 0.21% of the outstanding shares, as defined in the Instruction CVM 10. The Buyback Program has the only purpose of enabling the risk management resulting from the rendering of market maker services by Banco Santander of certain index funds every time the Units are included in the portfolio of the reference index of such funds. The repurchased Units shall be used by Banco Santander exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to Banco Santander risk management policy. The Units shall be purchased on the stock exchange, at their market price, through Santander CCVM.

f) Consolidated Stockholders’ Equity – Unrealized Results

The consolidated stockholders’ equity is decreased by unrealiz results amounting of R$15,301 (2010 - R$29,416). In the first half of 2011, were realized results amounting of R$6,748 (2010 - R$3,204).

24. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

		Financial Consolidated (1)
	2011	2010
Adjusted Tier I Regulatory Capital (2)	46,543,491	44,094,893
Tier II Regulatory Capital	7,209,367	8,211,323
Adjusted Regulatory Capital (Tier I and II) (2)	53,752,858	52,306,216
Required Regulatory Capital	27,581,924	24,632,006
Adjusted Portion of Credit Risk (2)	24,055,555	21,869,964
Market Risk Portions (3)	1,838,818	1,322,127
Operational Risk Portion	1,687,551	1,439,915
Basel II Ratio	21.4%	23.4%

(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).
(2) Disregards the effect of goodwill on the merger of the shares of Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, as determined by the international rule.
(3) Includes parcels for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of goods commodities (PCOM), the price of shares classified as trading portfolios (PACS), and parcels for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, according to Circular 3,477/2009, quarterly disclose information relating to risk management and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On June 30, 2011 and 2010, Banco Santander classifies for said index.

25. Related-Party Transactions

a) Key Management Personnel Compensation

At the meeting held on March 24, 2011, was submitted to the Board of Directors of the Bank the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2011, amounting to R$283,540, covering fixed remuneration, variable and equity-based and other benefits. Still, at the same meeting a proposal was submitted to the global compensation of the Audit Committee members for the period of 12 months from March 24, 2011, totaling up to R$3,960. The global compensation proposal of directors and Audit Committee members for the year 2011 was approved at the General Meeting of the Bank held on April 26, 2011.

b) Long-Term Benefits

The Bank, likewise Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals.

c) Short-Term Benefits

Board of Directors’, Executive Board’s Compensation and Audit Committee	2011	2010
Fixed Compensation	24,446	24,782
Variable Compensation	124,294	73,187
Others	5,340	3,921
Total (1) (2)	154,080	101,890

(1) Refers to the amount paid by Banco Santander to its directors for the positions which they hold in the Bank and other companies of the Conglomerate Santander, and in 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.
(2) In the period of six months ended June 30, 2011, they were paid to the Directors of Santander Seguros and Santander Asset the amount of R$3,259 (June 30, 2010 - R$3,097).

Additionally, during the six months ended June 30, 2011, charges were collected on management compensation in the amount of R$11,226 (June 30, 2010 - R$12,405).

d) Contract Termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Credit Operations

Under current law, loans or advances ar not granted to:

I	- officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;
II	- individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III	- legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;
IV	- legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

f) Ownership Interest
The table below shows the direct interest (common and preferred shares):
						2011
		Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (SIH) (1) (2)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	223,160	0.1%	204,219	0.1%	427,379	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,917,601	17.8%	35,973,850	19.3%	73,891,451	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

						2010
		Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L.(1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
SIH (1) (2)	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	288,102	0.1%	263,052	0.1%	551,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	33,314,238	15.7%	31,789,181	17.1%	65,103,419	16.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(1) Companies of the Santander Spain Group.
(2) On August, 2010, a F-1 wass filed with CVM and SEC, which reported on the intention of sale of equity interest held by SIH, in the form of ADRs, in the United States market. Therefore, 4,538,420,040 common shares and 4,125,836,400 preferred shares were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in Banco Santander). Among the months August to December 2010, the ownership interest by SIH in the form of ADRs was totally sold, 77,627,222 in the third quarter and 4,889,506 in the fourth quarter.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

g) Related-Party Transactions

Transactions among the entities of Banco Santander are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has a policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions are made on the policy in view the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

				Bank
		2011		2010
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash	287,364	-	225,552	-
Banco Santander Espanha	286,302	-	221,817	-
Others	1,062	-	3,735	-
Interbank Investments	25,798,746	1,164,167	17,453,917	868,702
Aymoré CFI	23,155,083	1,140,546	16,185,456	843,195
Banco Santander Espanha	2,213,640	2,444	718,791	612
RCI Brasil	430,023	21,177	549,670	23,019
Others	-	-	-	1,876
Securities	31,194,470	1,630,664	28,092,494	1,153,286
Santander Leasing	31,194,470	1,630,664	28,092,494	1,153,286
Derivatives Financial Instruments - Net	(124,266)	(359,382)	(188,265)	(16,060)
Santander Benelux, S.A., N.V. (Santander Benelux)	(149,820)	(304,212)	(173,725)	33,183
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana)	2,209	(36,985)	(31,250)	(65,878)
Abbey National Treasury Services Plc (Abbey National Treasury)	(5,681)	(27,510)	(1,759)	6,752
Banco Santander Espanha	10,626	4,221	-	-
Others	18,400	5,104	18,469	9,883
Dividends and Bonuses Receivables	-	-	73,555	-
Santander Seguros	-	-	59,007	-
Santander Brasil Asset	-	-	1,777	-
Santander CCVM	-	-	4,182	-
Celta S.A.	-	-	6,760	-
Others	-	-	1,829	-
Trading Account	231,315	2,724	303,431	-
Santander Benelux	211,638	164	279,233	-
Abbey National Treasury	-	-	20,345	-
Banco Santander Espanha	19,677	2,560	3,853	-
Foreign Exchange Portfolio - Net	33,134	(3,639)	22,475	12,831
Banco Santander Espanha	33,134	(3,639)	22,475	12,831
Receivables from Affiliates	481,621	219,296	565,085	101,238
Santander Seguros	334,111	17,754	548,482	16,409
Santander Leasing	59,849	2,159	-	12,386
SB Seguros	65,686	-	14,552	-
Santander Capitalização	15,524	91,477	2,051	17,288
Aymoré CFI	2,220	91,472	-	29,689
Banco Santander Espanha	-	-	-	6,910
Others	4,231	16,434	-	18,556
Other Receivables - Other	147,701	27,330	149,370	1,184
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign)	129,597	-	140,252	-
Banco Santander Espanha	17,003	14,941	5,341	-
Santander Capitalização	1,076	1,245	948	602
Aviación Centaurus, A.I.E.	-	9,168	-	-
Aymoré CFI	-	1,590	-	-
Others	25	386	2,829	582
Deposits	(37,537,978)	(1,896,685)	(38,824,301)	(1,507,472)
Santander Leasing	(32,662,582)	(1,340,796)	(23,504,526)	(924,378)
Aymoré CFI	(2,573,711)	(441,467)	(8,776,443)	(491,183)
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant)	-	-	(2,351,701)	(9,751)
Banco Santander Espanha	-	-	(2,344,750)	(2,800)
Banco Bandepe	(1,950,682)	(96,311)	(1,345,172)	(55,223)
Others	(351,003)	(18,111)	(501,709)	(24,137)
Repurchase Commitments	(2,875,773)	(154,785)	(669,576)	(25,060)
Fundo de Investimento Santillana	(208,391)	(6,916)	(188,215)	(6,216)
Santander CHP S.A.	(45,798)	(3,303)	(55,060)	(2,392)
Webmotors S.A.	(44,121)	(2,305)	(34,123)	(1,267)
SB Consórcio	(142,125)	(7,267)	(112,997)	(4,514)
Isban Brasil S.A.	(52,194)	(2,950)	(99,546)	(3,949)
Santander CCVM	(121,141)	(5,846)	(95,211)	(2,355)
Banco Bandepe	(83,930)	(3,723)	(32,948)	(1,373)
Produban Informática	(27,595)	(1,433)	(26,506)	(1,067)
Santander Fundo de Investimento Financial Renda Fixa	(1,095,199)	(57,332)	-	-
Santander Leasing	(1,000,000)	(54,111)	-	-
Others	(55,279)	(9,599)	(24,970)	(1,927)
Borrowings and Onlendings	(1,417,597)	(51,362)	(4,259,837)	(156,193)
Banco Santander Espanha	(1,255,899)	(51,362)	(3,708,233)	(152,523)
Abbey National Beta Investments Limited (Abbey National Beta)	-	-	(369,739)	(3,598)
Others	(161,698)	-	(181,865)	(72)
Dividends and Bonuses Payables	(1,486,486)	-	(985,739)	-
Sterrebeeck B.V.	(851,777)	-	(549,985)	-
Grupo Empresarial Santander, S.L.	(633,805)	-	(409,242)	-
Others	(904)	-	(26,512)	-

				Bank
		2011		2010
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Payables from Affiliates	(11,514)	(97,052)	(7,444)	(89,800)
Produban Informática	-	(50,311)	-	(54,325)
Isban Brasil S.A.	-	(28,242)	-	(25,432)
Microcrédito	(8,895)	(12,570)	(1,772)	(9,504)
Banco Santander Espanha	(1,934)	-	(5,011)	-
Others	(685)	(5,929)	(661)	(539)
Other Payables - Other	(1,833,032)	(72,203)	(1,309,064)	(6,337)
Banco Santander Espanha	(530)	(14,536)	-	42,395
Brazil Foreign	(1,829,026)	(23,982)	(1,305,794)	(21,081)
Aquanima Brasil Ltda.	-	(10,750)	-	(10,751)
Ingeniería de Software Bancario, S.L. (Ingeniería)	-	(11,996)	-	(8,701)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios)	-	(7,365)	-	(2,410)
Others	(3,476)	(3,574)	(3,270)	(5,789)

				Consolidated
		2011		2010
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash	287,364	-	225,552	-
Banco Santander Espanha	286,302	-	221,817	-
Others	1,062	-	3,735	-
Interbank Investments	2,213,640	2,444	718,791	1,641
Banco Santander Espanha	2,213,640	2,444	718,791	612
Abbey National Treasury	-	-	-	1,029
Derivatives Financial Instruments - Net	(142,666)	(362,112)	(206,734)	(25,943)
Santander Benelux	(149,820)	(304,212)	(173,725)	33,183
Fundo de Investimento Santillana	2,209	(36,985)	(31,250)	(65,878)
Abbey National Treasury	(5,681)	(27,510)	(1,759)	6,752
Others	10,626	6,595	-	-
Trading Account	231,315	2,724	303,431	-
Banco Santander Espanha	19,677	2,560	3,853	-
Santander Benelux	211,638	164	279,233	-
Abbey National Treasury	-	-	20,345	-
Foreign Exchange Portfolio - Net	33,134	(3,639)	22,475	12,831
Banco Santander Espanha	33,134	(3,639)	22,475	12,831
Receivables from Affiliates	-	1,085	-	7,273
Banco Santander Espanha	-	-	-	6,910
Produban Informática	-	195	-	98
Isban Brasil S.A.	-	331	-	165
Santander Asset Management, S.A. SGIIC. (Espanha)	-	551	-	-
Others	-	8	-	100
Other Receivables - Other	146,632	24,109	148,455	-
Brazil Foreign	129,597	-	140,252	-
Banco Santander Espanha	17,035	14,941	5,374	-
Aviación Centaurus, A.I.E.	-	9,168	-	-
Others	-	-	2,829	-
Deposits	(51,063)	(2,493)	(4,700,381)	(12,551)
Banco Madesant	-	-	(2,351,701)	(9,751)
Banco Santander Espanha	-	-	(2,344,750)	(2,800)
Isban Brasil S.A.	(42,550)	(2,218)	(141)	-
Others	(8,513)	(275)	(3,789)	-
Repurchase Commitments	(289,206)	(16,399)	(317,836)	(11,426)
Fundo de Investimento Santillana	(208,391)	(6,916)	(188,215)	(6,216)
Produban Informática	(27,595)	(1,433)	(26,506)	(1,067)
Isban Brasil S.A.	(52,194)	(2,950)	(99,546)	(3,949)
Banco Madesant - Sociedade Unipessoal, S.A.	-	(5,013)	-	-
Others	(1,026)	(87)	(3,569)	(194)
Borrowings and Onlendings	(1,417,597)	(51,362)	(4,259,792)	(156,193)
Banco Santander Espanha	(1,255,899)	(51,362)	(3,708,233)	(152,523)
Abbey National Beta	-	-	(369,739)	(3,598)
Others	(161,698)	-	(181,820)	(72)
Dividends and Bonuses Payables	(1,486,486)	-	(985,725)	-
Sterrebeeck B.V.	(851,777)	-	(549,985)	-
Grupo Empresarial Santander, S.L.	(633,805)	-	(409,242)	-
SIH	(904)	-	(26,228)	-
Banco Madesant	-	-	(270)	-
Payables from Affiliates	(2,014)	(78,553)	(5,273)	(79,757)
Banco Santander Espanha	(2,014)	-	(5,273)	-
Produban Informática	-	(50,311)	-	(54,325)
Isban Brasil S.A.	-	(28,242)	-	(25,432)
Produban Servicios	-	(2,361)	-	-
Ingeniería	-	(2,325)	-	-
Diversos	-	(672)	-	-
Other Payables - Other	(1,882,823)	(72,203)	(1,360,821)	(5,788)
Banco Santander Espanha	(530)	(14,536)	-	42,395
Brazil Foreign	(1,829,026)	(23,982)	(1,305,794)	(21,081)
Aquanima Brasil Ltda.	-	(10,750)	-	(10,751)
Ingeniería	-	(11,996)	-	(8,701)
Produban Servicios	-	(7,365)	-	(2,410)
Others	(53,267)	(3,574)	(55,027)	(5,240)

26. Income from Services Rendered and Banking Fees
		Bank		Consolidated
	2011	2010	2011	2010
Revenue from Services Provided	3,078,487	2,420,870	3,238,178	2,679,325
Lending Operations	49,985	102,268	53,417	111,991
Insurance Fees	888,607	476,311	842,809	509,668
Income from Fund Management	523,914	456,757	593,879	541,008
Credit Cards	799,053	595,197	799,053	595,197
Check Account Services	111,578	154,733	108,566	153,773
Securities Brokerage and Placement Services	61,984	87,569	93,464	165,321
Receiving Services
Collection	180,882	197,004	180,775	196,581
Bills, Taxes and Fees	61,165	51,809	61,165	51,810
Guarantees Provided	116,114	126,458	116,114	126,458
Others	285,205	172,764	388,936	227,518
Income from Banking Fees	899,182	865,109	1,137,622	1,046,601
Current Account and Fees	601,389	641,418	601,389	641,418
Lending Operations	226,918	222,582	408,108	376,330
Others	70,875	1,109	128,125	28,853
Total	3,977,669	3,285,979	4,375,800	3,725,926

27. Personnel Expenses
		Bank		Consolidated
	2011	2010	2011	2010
Compensation	1,433,607	1,307,357	1,501,442	1,373,071
Charges	587,093	541,936	615,819	567,236
Benefits	456,641	408,644	479,214	429,511
Training	50,075	35,269	50,445	35,602
Others	6,824	1,023	7,140	1,085
Total	2,534,240	2,294,229	2,654,060	2,406,505

28. Other Administrative Expenses
		Bank		Consolidated
	2011	2010	2011	2010
Depreciation and Amortization (1)	2,177,396	2,063,317	2,184,379	2,137,105
Outside and Specialized Services	857,509	812,961	926,655	882,347
Communications	296,684	278,483	305,012	287,665
Data Processing	581,463	540,502	587,092	548,261
Advertising, Promotions and Publicity	153,213	128,566	168,580	137,875
Rentals	260,514	224,910	264,806	229,267
Transportation and Travel (2)	75,451	78,599	87,591	88,052
Financial System Services	110,238	96,545	120,728	107,333
Security Services and Transport Exchange (2)	245,571	251,806	246,077	253,092
Asset Maintenance and Upkeep	88,147	84,577	89,264	85,988
Water, Electricity and Gas	80,499	74,285	81,272	75,235
Materials	47,790	37,393	48,735	38,680
Others	106,717	122,900	113,849	129,029
Total	5,081,192	4,794,844	5,224,040	4,999,929

(1) Includes goodwill amortization of R$1,551,748 in 2011, in the Bank and in the Consolidated (2010 - R$1,551,748 in the Bank and R$1,620,783 in the Consolidated), held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

(2) It was made to reclassify the cost of transporting currency and pouches, from 2010 to the line of Surveillance and Security for better presentation.

29. Tax Expenses
		Bank		Consolidated
	2011	2010	2011	2010
Cofins (Contribution for Social Security Financing)	692,639	544,501	837,725	632,606
ISS (Tax on Services)	182,149	148,124	210,241	174,621
PIS/Pasep (Tax on Revenue)	111,862	88,481	135,917	102,663
Others	264,492	159,820	303,066	185,286
Total	1,251,142	940,926	1,486,949	1,095,176

30. Other Operating Income
		Bank		Consolidated
	2011	2010	2011	2010
Monetary Adjustment of Escrow Deposits	189,407	125,514	225,222	142,076
Recovery of Charges and Expenses	312,326	172,227	208,778	134,124
Reversal of Operating Accruals
Tax (Note 22.c)	-	-	181	2,280
Labor (Note 22.c)	-	-	83	932
Civil (Note 22.c)	-	-	46	1,437
Others	53,569	417,005	77,037	470,311
Monetary Variation	213	13,231	277	13,327
Dividends and Bonuses	275,310	89,798	5,620	12,629
Others	39,946	98,527	82,490	160,209
Total	870,771	916,302	599,734	937,325

31. Other Operating Expenses
		Bank		Consolidated
	2011	2010	2011	2010
Operating Accruals
Labor (Note 22.c)	726,081	215,379	740,629	225,284
Civil (Note 22.c)	27,040	183,571	61,654	189,706
Tax (Note 22.c)	55,447	36,476	86,943	22,848
Others	248,937	287,254	323,431	347,065
Credit Cards	365,189	198,610	365,189	198,610
Actuarial Losses - Pension Plan (Note 34.a)	91,765	88,956	91,765	88,956
Monetary Losses	33,801	424	35,870	2,859
Legal Fees and Costs	42,904	22,785	46,809	23,160
Serasa/SPC (Credit Reporting Agency)	28,713	27,921	33,871	32,143
Interest on Sale of the Right to Receipt Future Flows of Payment Orders from Abroad (1)	(87,552)	81,815	(87,552)	81,815
Impairment Valuation	1,425	6,110	1,425	5,486
Brokerage Fees	22,654	18,558	22,813	18,576
Commissions	24,739	13,167	32,869	5,607
IOF (Taxes on Banking Transactions)	5,116	6,566	5,116	6,576
Others	558,237	320,326	643,258	378,336
Total	2,144,496	1,507,918	2,404,090	1,627,027
(1) In 2011, includes income of Brazilian Real's exchange variation amounting R$109,160.

32. Nonoperating Result
		Bank		Consolidated
	2011	2010	2011	2010
Result of Investments	55,878	71,981	100,704	72,342
Result on Sale of Others Assets	5,315	177,596	5,642	177,616
Reversal (Recognition) of Allowance for Losses on Other Assets	1,245	10,301	(3,529)	10,267
Expense on Assets Not in Use	(5,638)	(18,117)	(6,196)	(18,277)
Gain (Losses) of Capital	(2,361)	13,643	48,534	14,665
Others Income (Expenses)	21,646	31,071	23,441	14,818
Total	76,085	286,475	168,596	271,431

33. Income Tax and Social Contribution
		Bank		Consolidated
	2011	2010	2011	2010
Income Before Taxes on Income and Profit Sharing	2,554,014	2,208,364	3,096,420	2,890,641
Profit Sharing	(587,485)	(483,834)	(620,781)	(519,994)
Interest on Capital	(1,150,000)	(800,000)	(1,150,000)	(800,000)
Unrealized Profits	-	-	(6,748)	(3,204)
Income Before Taxes	816,529	924,530	1,318,891	1,567,443
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(326,612)	(369,812)	(527,556)	(626,977)
Equity in Subsidiaries	324,110	383,673	629	338
Nondeductible Expenses, Net of Non-Taxable Income	39,358	17,222	80,085	18,026
Exchange Variation - Foreign Branches	(375,915)	128,502	(375,916)	128,502
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	55,134	141,748	55,160	144,632
Effects of Change in Rate of 9% (1)	40,972	(51,150)	55,921	(29,277)
Others Adjustments	93,961	38,427	94,737	40,958
Income and Social Contribution Taxes	(148,992)	288,610	(616,940)	(323,798)

1) Provisional Act 413 was issued on January 3, 2008 (converted into Law 11,727/2008), which established, among other provisions, an increase in social contribution on net income (CSLL) from 9 to 15 percent for financial institutions and insurance and capitalization entities. The Provisional Act became effective on May 1, 2008. For the other companies the social contribution tax rate is 9%.

34. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by the Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired util May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan endangered since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.95% stipulated by the actuary for funding each year. Plan endangered since June 3, 2005.

Plan V: defined benefit plan fully defrayed by the Banco Santander, covers employees hired until May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975. Plan endangered since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan endangered since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan endangered since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan endangered since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): defined contribution plan, which was redesigned since June 2009, with shared contribution between employee and company. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation. After approval of the Board and the Sponsors' Meeting, held on January 12, 2010, was approved the change in the name of HolandaPrevi - Sociedade de Previdência Privada to SantanderPrevi -Sociedade de Previdência Privada, whose case was approved on July 7, 2010 by the National Superintendency of Pension Funds (Previc).

Fundação América do Sul de Assistência e Seguridade Social (Fasass): In July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Group. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): In March de 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Banco Santander and subsidiary companies are the sponsors of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

				2011
		Sanprev	Other
	Banesprev	Plans I and II	Plans	Bandeprev
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	13,698,562	76,656	331,996	948,720
Fair Value of Plan Assets	(12,792,550)	(147,714)	(2,491)	(1,247,908)
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and Others Allowed Deferrals	(867,314)	-	(139,384)	-
Actuarial Gains	454,616	21,219	-	113,177
Value Unrecognized as Asset	159,176	49,839	-	186,011
Net Actuarial Liability at December 31, 2010	652,490	-	190,121	-
Payments Made	(70,911)	-	(18,090)	-
Expenses Recorded	64,499	-	27,266	-
Net Actuarial Liability Provisioned at June 30, 2011	646,078	-	199,297	-
The appropriate values related to defined contribution plans totaled R$26,942 in Bank a and R$27,378 in Consolidated.

Actuarial Assumptions Adopted in Calculations

Nominal discount rate for actuarial obligation:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.7%.

Expected rate of return on plan assets:

  Banesprev - Plan I - 11.3%.
  Banesprev - Plan II - 11.1%.
  Banesprev - Plan III - 11.3%.
  Banesprev - Plan IV - 12.2%.
  Banesprev - Supplementary retirement and pension plan - 11.4%.
  Banesprev - Plan V - 11.0%.
  Sanprev - 11.1%.
  Bandeprev - 11.0%.
  SantanderPrevi - 10.8%.
  Other Plans: null - the plan does not have assets.

Estimated long-term inflation rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.4%.

Estimated salary increase rate:
-  Banesprev, Sanprev, SantanderPrevi, Bandeprev Basic and Other Plans - 4.9%.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

Former Employees of Banco Real (Retiree by Circulares): The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

Bandeprev’s Retirees: health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group).

Life Insurance for Banco Real’s Retirees (Life Insurance): life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Santander subsidizes 45% of the total premium (closed group).

Free Clinic: a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. The Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		2011
	Cabesp	Other Plans
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	3,928,315	342,329
Fair Value of Plan Assets	(4,018,263)	(108,799)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	-	(10,099)
Actuarial Gains	-	29,591
Value Unrecognized as Asset	89,948	90,055
Net Actuarial Liability (Asset) at December 31, 2010 (1) (2)	-	343,077
Payments Made	-	(14,236)
Expenses Recorded	-	17,519
Actual Return on Plan Assets	-	5,841
Net Actuarial Liability (Asset) at June 30, 2011	-	352,201
(1) The surplus shown was not considered in the financial statements.
(2) Adjusted for comparability purposes as required by CVM Deliberation 600/2009.

c) Share-Based Compensation

Banco Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

c.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-years cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of one year from the exercise date.

c.1.1.) SOP Fair Value and Plans Performance Parameters

For accounting of the SOP and PSP plans, an Independent Consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted:

	Total Shareholder Return (TSR)				Net Income
	% of Exercisable	Probability of		% of Exercisable Shares, Considering
TSR Rank	Shares	Occurrence	Year	the Probability of Occurrence
1 st	50%	0.00%	2009		10.00%
2 nd	35%	0.02%	2010		7.15%
3 rd	25%	95.75%	2011		4.86%
4 th	0%	4.23%	Accumulate		15.03%
For measurement of the fair value of the options in the plans, the following premises were made based on the binomial method:
				2011	2010
Volatility				57.37%	57.37%
Rate of Dividends - SOP Plan				5.43%	5.43%
Vesting Period - SOP Plan				2.72 anos	2,72 anos
Average Exercise Time - SOP Plan				3.72 anos	3,72 anos
Risk-Free Rate - SOP Plan				11.18%	11.18%
Probability of Occurrence for SOP and PSP				37.58%	60.93%
Fair Value of The Shares - SOP Plan				R$7,19	R$7,19
Average Price of Shares SANB11 in June 30 - PSP Plan				R$18,06	R$19,90

In 2011, pro-rata day expenses amounting R$4,507 in the Bank and R$4,674 (2010 - R$2,640) in the Consolidated relating to the SOP plan and R$7,538 (2010 - R$10,561) in the Bank and R$7,934 (2010 - R$10,561) in the Consolidated relating to the PSP plan. It was also recorded in the period a gain with the oscillation of the market value of the share of the PSP Plan in the amount of R$2,147 in the Bank and R$2,260 in the Consolidated as Personnel Expenses.

						Date of	Date of
		Number of Units	Exercise Price	Concession	Employees	Commencement	Expiry of Exercise
	2011	2010	In Brazilian Reais	Year	Group	of Exercise Period	Period
P112 - SOP	12,843,338	14,185,000	23.50	2010	Executives	03/feb/2010	30/jun/2014
P113 - PSP	1,236,518	1,378,000	-	2010	Executives	03/feb/2010	30/jun/2012
P113 - PSP	1,426,078	-	-	2011	Executives	03/feb/2010	30/jun/2013
Total	15,505,934	15,563,000

c. 2) Global Program

(i) Plan I-06

In 2004, Banco Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

(ii) Long-term Incentive Policy

The meeting of the Board of Directors’ of Santander Spain, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/ Plan I11/ Plan I12 and Plan I13).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

For the 4th cycle, only one performance parameter ought to be considered, which has 100% weigh in the distributed shares calculations: the Group´s TSR.

c.2.1) Global Plan Fair Value

The plan assumes that the beneficiaries will not leave the Banco Santander’s employ during the term of each plan.The fair value of the 50% linked to the Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Plan I09	Plan I10	Plan I11	Plan I12	Plan I13
Expected Volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%
Annual Dividend Yield Based on Last Five Years	3.23%	3.24%	3.47%	4.88%	6.33%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.47%	4.50%	4.84%	2.04%	3.33%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

			Euros			Date of	Date of
		Number of Shares	Exercise	Concession	Employees	Commencement	Expiry of Exercise
	2011	2010	Price	Year	Group	of Exercise Period	Period
Plan I10	-	1,243,355	-	2007	Executives	23-Jun-07	31-Jul-10
Plan I11	2,311,231	2,311,231	-	2008	Executives	21-Jun-08	31-Jul-11
Plan I12	541,206	455,008	-	2009	Executives	19-Jun-09	31-Jul-12
Plan I13	597,811	-	-	2010	Executives	1-Jul-10	31-Jul-13
Total	3,450,248	4,009,594

In 2011, pro-rata expenses were registered in the amount of R$6,717 (2010 - R$7,309) in the Bank and R$7,038 (2010 - R$7,584) in the Consolidated, related to the costs of the cycles of the Global Program.

d) Share-Based Bonus

The Ordinary General Meeting of Shareholders of Banco Santander Spain, held on June 11, 2010, approved the new policy on executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

The plan will not lead to a dilution of Banco Santander’s capital stock, as participants will not be shareholders of the bank, nor will they be entitled to any other rights or privileges enjoyed by said shareholders.

In June 30, 2011, pro-rata expenses were registered in the amount of R$1,134 in the Bank and R$991 in the Consolidated, referring to the provision for Share-Based Bonus, gain was recorded with the oscillation of the market value of the share of the plan of R$6,644 in the Bank and R$6,752 in the Consolidated as Personnel Expenses.

35. Risk Management Structure

Banco Santander operates in accordance with Grupo Santander risk policies, aligned with local and global objectives, taking into consideration the instructions of the Board of Directors and in accordance with the regulations of the Bacen and international good practices, with the aim of protecting capital and ensuring the profitability of business, the Santander conglomerate is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee;

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates;

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Operational Risk Control and Management aim the Banco Santander internal controls environment efficiency, to prevent, mitigate and reduce the losses and events from operational risk and also to maintain the business continuity;

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication;

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients; and

- Social and environmental risk: risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

Risk management at Banco Santander is based on the following principles:

- Independence from the risk function in relation to business;
- The involvement of senior management in decision-making;
- A consensus between the risk and business departments on decisions involving credit operations;
- Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;
- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Ajusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;
- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;
- The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and
- The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with corporate standards and weekly meetings held to establish the following responsibilities:

- To ensure local policies are implemented and adhered to in accordance with corporate standards;
- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;
- To guarantee Banco Santander’s activities are consistent with the risk tolerance level previously approved by Grupo Santander;
- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and
- To resolve transactions beyond the jurisdiction of the authority delegated to the remaining levels of management, in addition to establishing the global limits of risk pre-assessment of economic groups or in relation to exposure by type of risk.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector. The risk function at Banco Santander is executed via the Executive Vice-Presidency for Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the Chairman of Banco Santander and to the head of the Banco Santander risk department.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems.
- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk management focuses on the characteristics of the customer:

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer.

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

The gathering of documentation and information needed for a full analysis of the risk involved in credit operations, identification of the borrower and the counterparty are procedures applied by Banco Santander to determine the volume of collateral and provisions needed for credit operations to be conducted in accordance with existing norms and the due security. The policies, systems and procedures used are reassessed on a minimum annual basis to ensure they are always in accordance with the needs of risk management and current market scenarios.

The credit risk profile undertaken by Banco Santander is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sectoral and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the requirements of the regulatory body and contributing to achieving the goals of classification of rating agencies. The capital management including securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in Banco Santander and in the different business units. To this end, capital management, RORAC and the creation of data values for each business unit are generated, analyzed and sent quarterly to the management committee. The conglomerate uses a measurement model of economic capital in order to say it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the Economic Research Service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Santander.

a) Rating Models

Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience. The ratings are used in the approval process and monitoring of risk.

The assessment of the different categories of credit operations is carried out in accordance with the analysis of the economic-financial situation of the customer and other regularly updated registered information, in addition to the fulfillment of the agreed upon financial obligations. New operational modalities are submitted for credit risk assessment and for verification and adaptation to the controls adopted by the bank.

Customer assessments are frequently reviewed, with the incorporation of any new financial information available and the experience developed in the banking relationship. These new assessments are carried out more frequently in the case of customers that have attained certain levels in the automatic warning systems and also in the case of those deemed to require special monitoring. Rating tools are also reviewed so that the assessments they provide are progressively perfected.

b) Losses and Credit Cost

The bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and to make exceptions or renegotiate certain transactions. It is also possible to increase the level of guarantee when necessary.

In order to complement the use of the admission and rating models, Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

(i)	Pre-sale: includes processes of planning, target setting, calculation of the bank´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;
(ii)	Sale: this is the decision-making phase for pre-classified and specific transactions; and
(iii)	Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This is the process that identifies the bank's interest by means of the assessment of business proposals and risk position. It is defined in the global risk limit plan, an agreed- upon document for the integrated management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In the case of individualized risks, customers represent the most basic level, for which individual limits are established (pre-assessment). A pre-assessment model based on an economic capital measurement and monitoring system is used for large corporate groups.

A simplified pre-assessment model is used for other corporations using maximum nominal amounts of credit for each term.

In the case of standardized customer risk, the portfolio limits are planned using credit management programs, a document agreed upon by the areas of business and risk, and approved by the Executive Committee. This document contains the expected results for the business in terms of risk and return, in addition to the limits the activity is subject to and the risk management.

This group of customers is dealt with using the most automated form of risk assessment possible. The calculation/approval of limits is based on scoring and behavioral models.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is carried out at pre-established intervals or whenever a new customer is added or a new transaction proposed. In addition, the rating is analyzed whenever the warning system is triggered or an event occurs affecting the counterparty/transaction.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by local and global teams to which specific managers and resources have been assigned. This area is made up of teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

A system called FEVE (firms under special surveillance) has been created for this purpose, distinguishing four categories based on the level of concern raised by the circumstances in evidence (terminate, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that default has occurred, but rather, that closer monitoring is advisable, with the aim of taking timely measures of correction and prevention, assigning somebody to take charge and establishing a deadline for putting the action into effect. Customers included in the FEVE system are reviewed every six months, or every three months in more serious cases. A company is included in the FEVE system as a result of the monitoring process itself, a review carried out by the internal auditors, a decision made by the manager in charge of the company or the triggering of the automatic warning system. Ratings are reviewed at least once a year.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Bank´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the Bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by the Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Central Bank of Brazil (BACEN), in accordance with CMN Resolutions 2682/1999, 2697/2000 and Central Bank circular 2899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The Capital management considers the regulatory requirements and economic factors. The goal is to achieve an efficient capital structure in terms of cost and compliance, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through the shares issues, subordinated debt and hybrid instruments. The emergence of economic capital models, aims to address fundamental problems of regulatory capital, as well as models designed primarily to generate risk-sensitive estimates with two objectives: better precision in risk management and allocation of economic capital to various units of Banco Santander.

g) Credit Recovery

This process uses tools such as behavioral scoring to study the collection performance of certain groups, in an effort to reduce costs and increase recovery rates. These models are designed to measure the probability of customer payment collection efforts in such a way that customers less likely to effect payment are dealt with in a more opportune and intense manner. In the case of customers that are more likely to effect payment, efforts are centered on maintaining a healthy relationship. All customers with overdue payments or rescaled credit are subject to internal restrictions.

Strategies and channels are established in accordance with the analyses that reveal the greatest efficiency in collection. During the first few days of default, a more intensified collection model is adopted, employing specific strategies and closer internal monitoring. Service centers, credit blacklisting, and collection by mail and through the branch network are the methods used by the branch network during this phase, all aimed at customer recovery.

In cases of delays of over 60 days and more significant amounts, internal teams specializing in credit restructuring and recovery enter into action, operating directly with the non-performing customers.

Recovery of lesser amounts or more serious delays is carried out by legal or administrative third parties, which are paid commission on any amounts recovered in accordance with internal criteria.

h) Other Information

(i) The Banco Santander, in order to properly manage their capital and anticipate future needs from the various phases of the business cycle, makes projections of economic and regulatory capital, based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research area.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br.

36.	Supplementary Information - Reconciliation of the Shareholders' Equity and Net Income of the Consolidated

Following the CVM Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

		2011	2010
Shareholders' Equity Attributed to the Parent Under Brazilian GAAP (1)		64,684,450	65,324,650
IFRS (2) Adjustments, Net of Taxes, When Applicable:
Pension Plan Discount Rate	c	-	(174,818)
Classification of Financial Instruments at Fair Value Through Profit or Loss	d	(973)	(1,387)
Redesignation of Financial Instruments to Available-for-Sale	a	311,921	543,995
Impairment on Loans and Receivables	b	800,674	(60,109)
Deferral of Financial Fees, Commissions and Inherent Costs
Under Effective Interest Rate Method	e	415,869	208,209
Reversal of Goodwill Amortization and Others	f	8,318,542	5,082,401
Realization on Purchase Price Adjustments	g	682,210	660,324
Share Based Payments	h	25,650	-
Others		31,340	32,436
Shareholders' Equity Attributed to the Parent Under IFRS		75,269,683	71,615,701
Minority Interest Under IFRS		10,241	3,468
Shareholders' Equity (Including Minority Interest) Under IFRS		75,279,924	71,619,169

		2011	2010
Net Income Attributed to the Parent Under Brazilian GAAP (1)		1,824,285	2,016,344
IFRS (2) Adjustments, Net of Taxes, When Applicable:
Pension Plan Discount Rate	c	-	(600)
Classification of Financial Instruments at Fair Value Through Profit or Loss	d	(2,444)	(18,943)
Redesignation of Financial Instruments to Available-for-Sale	a	8,913	408
Impairment on Loans And Receivables	b	580,084	(61,069)
Deferral of Financial Fees, Commissions and Inherent Costs
Under Effective Interest Rate Method	e	115,869	(8,996)
Reversal of Goodwill Amortization and Others	f	1,582,434	1,657,629
Realization on Purchase Price Adjustments	g	41,016	(66,777)
Others		1,289	12,699
Net Income Attributed to the Parent Under IFRS		4,151,446	3,530,695
Minority Interest Under IFRS		2,468	(1,444)
Net Income (Including Minority Interest) Under IFRS		4,153,914	3,529,251
(1) Accounting standard adopted by the Bacen and CVM.
(2) International Financial Reporting Standards.

a) Redesignation of Financial Instruments to Available-for-Sale

Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on Loans and Receivables

Under IFRS, it refers mainly to the adjust of purchase price allocation when the acquisition of Banco Real, following the requirements of IFRS 3 "Business Combinations" and based on estimated losses on such assets, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under Brazilian GAAP, which uses certain regulatory limits set by the Bank and does not perform the adjustments of the business combination.

c) Pension Plan Discount Rate

Under BRGAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds. In 2010, BRGAAP began to adopt CVM Resolution 600/2009 which took effects for years ended after December 2010, which eliminated the asymmetry with the international standard.

d) Classification of Financial Instruments at Fair Value Through Profit or Loss

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BRGAAP were designated as “fair value through profit or loss” under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of Goodwill Amortization and Others

Under BRGAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on Purchase Price Adjustments

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

- The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share Based Payments

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Others Payables - Others".

37. Corporate Restructuring

Continuing to process of sale of Santander Seguros released in February 2011, at a meeting held on July 13, 2011, the Board of Directors of Banco Santander approved the conclusion of the final documents of the sale of all shares issued by its wholly owned subsidiary, Santander Seguros, and indirectly to the SB Seguros Zurich American Insurance Santander, SL, a holding company based in Spain (Holding), initially owned by its controlling shareholder, Banco Santander Spain, and Inversiones ZS America SPA company established in Chile, (Operation), which were signed on July 14, 2011.

The transaction, estimated at the end of 2011, is subject to fulfillment of certain conditions precedent customary in similar transactions, including obtaining regulatory approvals of the relevant, especially Susep.

The operation is placed in the context of the strategic partnership between Banco Santander outside Spain and Zurich Financial Services Ltd. (Zurich), involving the acquisition by Holding, all property and casualty insurers and life and pensions in Spain's Banco Santander Argentina , Brazil, Chile, Mexico and Uruguay. Once the operation and acquisition of other assets herein by Holding, Banco Santander Spain to Zurich to divest 51% of the capital stock of Holding

Santander Seguros is primarily engaged in the exploration of the life insurance operations in any of its modalities, as well as annuity plans and private pension income is open and the controlling shareholder of SB Seguros, whose main activity is the development of operations insurance damage in any of its modalities.

As part of Operation, Banco Santander exclusively distribute the products in the next 25 years, through its branch network, with the exception of automobile insurance that are not included in the scope of exclusivity in the operation. As a result of these contracts, Banco Santander will receive a payment equivalent to the currently practiced.

The operation aims to promote and strengthen the activities of Banco Santander in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

It was not included in the scope of Operation Santander Capitalização, which remains under the control of Banco Santander, as well as insurance brokerage activities, carried out by Santander Serviços.

As a result of Operation Banco Santander will receive on the closing date, the price calculated from the amount of R$3,167 million based on an appraisal report independently, which is subject to certain adjustments, including reducing the split-off of Santander Capitalização, held at book value.

As the Santander Seguros is a subsidiary of Banco Santander, the object of purchase and sale will be subject to the preemptive rights of shareholders of Banco Santander, in accordance with Article 253 of Law 6,404/1976.

Partial Spin-off version with Santander Seguros separated part for Sancap

In the context of the sale of Santander Seguros, at the EGM held on April 29, 2011 approved the Partial Spin-off version of Santander Seguros with spun-off portion of its assets to a new company, formed in the act of partial division, under the corporate name of Sancap Investimentos e Participações SA (Sancap). The spun-off assets to Sancap corresponds to the amount of R$511,774 and refers solely to the entire stake held by Santander Seguros  the capital of Santander Capitalização.

The Sancap is in the process of formation and operation of the Partial Split is in the process of approval in Susep.

38. Other Information

a)	In the Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$22,144,779 (2010 - R$20,644,966).

b)	The total amount of Santander Conglomerate investment funds and assets under management is R$113,196,010 (2010 - R$109,492,738), and the total amount of Santander Conglomerate investment funds and assets managed is R$123,133,565 (2010 - R$122,005,553) recorded as off balance accounts.

c) In the Bank and Consolidated, the insurance contracted by the Banco Santander effective as of June 30, 2011 and 2010, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,270,397 (2010 - R$1,349,209) and in bankers’ blanket insurance, an insurance was contracted with coverage value of R$195,111 (2010 - R$204,423), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

				Bank/Consolidated
		2011		2010
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Restricted Operations on Assets
Lending Operations	162,035	3,471	42,632	1,894
Liabilities - Restricted Operations on Assets
Deposits	(162,035)	(3,471)	(42,632)	(1,891)
Net Income		-		3

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3,263/2005 - The Banco Santander has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Banco Santander with the counterparty.

f) Other Obligations - The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of June 30, 2011 is R$1,532,798, of which R$482,336 up to 1 year, R$975,917 from 1 year to up to 5 years and R$74,545 after 5 years. Additionally, the Banco Santander has contracts for a matures indeterminate, totaling R$2,449 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$250,392.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

****

Summary of the Audit Committee Report

Santander Financial and Non-Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A. (the Group’s lead entity), and acts as single for all institutions and insurance companies pertaining to the Group.

According to its Internal Rules, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of financial reports, of the compliance with rules and legislation, of the effectiveness and independence of the work performed by the internal and independent auditors, and of the internal control system effectiveness and operational risk management. The Audit Committee also recommends corrections and improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary. The assessments of the Audit Committee are based primarily on information received from Management, internal and independent auditors, and the area responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of four independent members, appointed at the Board of Directors´ Meetings of March 18 and May 31, 2011. One the member is also an independent member of the bank´s Board of Directors.

The Audit Committee acts through meetings, and proceeds analysis, readings and performs other necessary procedures within the meetings. In 2011, it held forty and one meetings in the first half and July of 2011, for conducting its duties. The Audit Committee´s meeting minutes, and annexes, are regularly sent to the Board of Directors.

In addition, the Coordinator participates as a hearing body in Executive Committees, including Compliance, Money Laundering Prevention, Operational Risks, Asset Management Compliance and Internal Controls, Products and the Ombusdman´s. The Audit Committee also monitors the appointments made by regulatory and self-regulating bodies and the respective action plans for solving the issues. In this semester, the Audit Committee held specific meetings with the Central Bank of Brazil (Bacen).

Regarding the Audit Committee’s roles and responsibilities:

Financial Statements

The Audit Committee proceeded the analysis of the financial statements of the Santander Financial and Non-Financial Group entities, confirming their quality. In this respect, the Committee followed up on the first quarter and the six-month period closing, prior to disclosures, and met with the independent auditors and the professionals responsible for the accounting and the preparation of the financial statements. As part of the work inherent in its duties, the Audit Committee also examined the financial statements according to the International Financial Reporting Standards (IFRS), to comply with the rules applicable to a foreign issuer registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (Nyse). In the semester, Santander also published the consolidated financial statements in IFRS to comply with Resolution 3,786 of the National Monetary Council (CMN).

Internal Control and Operational Risk Management

The Audit Committee received material and held meetings with the Operational Risks Executive, primarily responsible for implementing and promoting awareness and methodology structure, and risk management. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risks area. These analysis were conducted in conformity with Resolutions CMN 2,554/1998 and 3,380/2006 and Circular 249/2004 of the Superintendency of Private Insurance (Susep), related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

Internal Audit

Concerning the internal audit work, the Audit Committee held three meetings and met, in several other occasions, through its Coordinator or by having Internal Audit professionals attending other Audit Committee meetings. At the meetings, the Audit Committee reviewed the work plan for 2011, and monitored the work performed in the first half of 2011, the reports issued, the findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements.

Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report and quarterly limited reviews report of the individual and consolidated financial statements of the Group. As a result of its work, the independent auditors issue recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3,467/09. With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held six meetings. The main discussions at the meetings involved the financial statements of the first quarter and semester ended June 30, 2011, the accounting practices, deficiencies, internal control issues and recommendations raised in the detailed reports and held a meeting with professionals from Deloitte in Spain, responsible for the entire Group. The Audit Committee also reviewed service proposals presented by Deloitte, to perform services other than auditing, in order to verify the existence of conflicts of interest or loss of independence.

Ombusdman

In view of CMN Resolution 3,849/2010, which regulates the Ombudsman function for institutions, the work performed on the first half of 2011, was presented and discussed by the Audit Committee. It was also presented the Relevant Events reported in the semester. The Ombudsman Report required by the Brazilian Central Bank (Bacen), will be reviewed in a meeting scheduled for August 25, 2011.

Related Party Transactions

On September, 2010, the Board of Directors approved the Policy for Related Party Transactions, that determines in item 4.6 that the Audit Committee previously review certain agreements established with related parties, and issue an opinion of the transaction to be submitted to the Board of Directors. In the semester, two transactions involving related parties were reviewed. To comply with the Policy, the Audit Committee analysed the proposals, documents, appraisal reports, opinions, agreements and the business sense for the transactions and held eight meetings with the Group´s Directors and external advisors.

Other Activities

Beside the activities above described, as part of the work inherent in its duties, the Audit Committee met with executives and several areas, for additional analysis, especially: (i) about the technology integration process completed on March, 2011; (ii) with Retail Executives for acquaintance of the work related to the customers database update and quality improvement; (iii) with the Legal Executive for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes; (iv) with Compliance about the Products Approval and Money Laundering Prevention processes; (v) with Finance and Credit Risk, about policies related to Risk Management and Disclosure of Information relating to Risk Management, Required Reference Equity and Capital Adequacy; (vi) with Human Resources about pension funds sponsored by Santander; and (vii) with Credit and Risk Executives for an update on the valuation, monitoring and loss provision criterion pursuant to credit risk management.

Conclusion

As a result of the assessments performed and taking into consideration the scope of its duties, the Audit Committee concluded that the work developed is effective and provides transparency and quality to Santander Financial and Non-Financial Group’s financial statements and, recommends its approval by Banco Santander (Brasil) S.A. Board of Directors.

Audit Committee

São Paulo, July 25, 2011

Celso Clemente Giacometti
Maria Elena Cardoso Figueira – Coordinator anda Financial Expert
René Luiz Grande
Sérgio Darcy da Silva Alves

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer